Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

Onlythe New T·Mobile willbeuniquelyable to accelerate the country"sPOS ionand quockly deploy abroadanddeepnationwideSGneti'IOrk thatwilldeliver better service andlowe1pnces 10consumers across allpansof theU.S.We willsupe1charge the pro-consumer.Ur.-carrie1suategy tobring suslainable competiltOO into the markelplace andc1eatenew jobs stalling day one.As1he 5G era accelerrnes, this consumer obsessedcompany wlildeilver innovationthat customersdernand and bringits drsrup!Ml nature to adjacent industries to force change lorconsumers everywhere. A Message from the CEOs Globaltecl'lleadet"shtp for thenextdecade isal ali"eandOIILY the lhT.J.tobile1'. •hr.oe me neMO'tr andSC)EICttUmcapaclt)'IOQUd:ly create abroadandde9p5Gnetworil.lnthefif!.t few )'ila of the 5G WIOYat.cw!C)'Cie

[LOGO]

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u.s.MUSTRepeat itsLeadership oi4G rl•l»o&&.Jttlyr rvttlultt.US t,; tif'ldJctt.o'oballfW'I0\<11t(ll'l, -ncf Qr'IOft'IIC lu(lershrp II,...ttd d"""'lht 4Gtta ltisN tolota«now.bc.lt:ht4Grt .oh.rtron inno'.#toOntt't#llod!ONrnodtrnec.onotTriwtoi'I Of'ldv.rth ..CIIYd.rv-L .Ubw.Stlr.ocrrncSer.Vtt mo,Square.IM!Mram 1 artcom!)lrUtsthat donot*X! I'.'!Mo.ltG But 4G du;lnltust tr8:ltU herdol-Globalleadel\ suc::has FAlph•.Amazon:and l&odlu ll(bptid lhetr bandChellorowmexpl0:$td' But Economic leadershipison the line! The prOf&CMd'ecooomK: impact from5GlSttemeOOous TheCTtA.expecs 5Gcould ue:ate up1oS3mdlion rtfHI ;o.bsaod$.500 billion in eoonorTif(;growth!Unfortunately,ott' .-oountri$5.seetMot:II)Or'llJI'\4)'aswelland 1\al.oetaken bold1.1epslf'l.atha'>-e Ot"o"enthetnal'lead tatt.CTIArllnkslheU.S.behofld both ChonaandSouthKorea .n5GW parectless OnlyT-MobileCanCreatetheFIRST tlationwide SGNetwork There.,orVy onecompany!hal Dastt1eIIIQI'lt tnDI:ot IV<\jlablespectrum.fanane.al streno-.handmanaoemencexpM.i'Se toCtea1e 1f'lt FIRST I'IAtiOr'I'Mdt 5G rMtwCH'k.Tha1iS ltltrttwT·Mobllt: The Mtblood otlf'lt Wlrtlt'SsindustryiSSpeetnll'nand to bu:lda ntr'NI)rk,yOu ntteltht•IQI'II r'l'll:.t ot.... 1¢twb¥1d,rYMCIIWI<I..-Id l'ltgh 1'1(1.Ontytl'lt fltwT-t.lob'twilll'l81...1htrigh'l mixot Milal)lt$pte'lr\IM.\VrtJ'I $prn•rfs 1"1$1\·2.50Hz SI)Kin,l'l'l,T t.-.1)1)1611'$ hQI'Iw)Qt600MHZ $1)t(1fVM, 1"1(1Oll'ltr comb<Md aswts..lht flew T.fpltns rocr:ea=. tM"'9hes1capacrtynttwot1<onU.S. hiStory.Tht US.mustl'nOY'e quiddy tnd w le pe.ncto sc,r T.JAo«>cle6tJ>IOo.,..:l l(ll'lwide L.TE tw etMf41$t•sVtriton•l'ldthr.. llf'l'ltS•stt.s1t$AT&T

SPARKING THE 5G ECONOMY AND ASSERTING AMERICAN LEADERSHIP

U.S. MUST Repeat its Leadership of 4G

It is absolutely imperative that the U.S. extends the global innovation, technology and economic leadership it seized during the 4G era. It is easy to forget now, but the 4G revolution unleashed innovation that led to the modern economy we interact with every day. Lyft, Uber, Snapchat, Tinder, Venmo, Square, Instagram...these are companies that simply do not exist without 4G. But 4G didn't just create a herd of unicorns. Global leaders such as Facebook, Alphabet, Amazon and Netflix adapted their businesses and their growth exploded!

All told mobile technologies accounted for 4.5% of global GDP in 2016 which is equivalent to $3.3 trillion in economic value.

5G is Truly Revolutionary

The capacity, speed and latency of 5G are truly revolutionary. CTIA estimates that 5G will ultimately deliver 100 times more capacity and 100 times faster speeds with 10 times projected reduction in response times. Think about what that means for all of the technology already being worked on right now and the applications we can't even imagine. 5G will unleash new ideas and uses in areas like mobile HD video, connected cities and homes, self-driving cars, smart agriculture, consumer wearables, mobile virtual reality...and even more!!

3 million new US jobs (800K in construction)
$275 billion investment
$500 billion economic growth
Untold potential for innovation
Global Economic Leadership is at Stake!

Source: CTIA

But Economic Leadership is on the Line!

The projected economic impact from 5G is tremendous. The CTIA expects 5G could create up to $3 million new jobs and $500 billion in economic growth! Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. CTIA ranks the U.S. behind both China and South Korea in 5G preparedness.

There is only one company that has the right mix of available spectrum, financial strength and management expertise to create the FIRST nationwide 5G network. That is the New T-Mobile! The lifeblood of the wireless industry is spectrum and to build a 5G network, you need the right mix of available lowband, midband and high band. Only the New T-Mobile will have the right mix of available spectrum. With Sprint's expansive 2.5 GHz spectrum, T-Mobile's nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history. The U.S. must move quickly and our leadership can do just that. T-Mobile deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T.

T-Mobile Contacts

Media Contact
Tara Darrow
MediaRelations@t-mobile.com

Investor Contact
Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact
Dave Tovar
David.Tovar@sprint.com

Investor Contact
Jud Henry
Investor.Relations@sprint.com

Disclaimer

Wireless DisruptionContinues! The Un.Carrier strategy has forced dramatic change in the wireless industry.We'velistened to customers, solved their pain points and ushered in the era of Unlimited.We won't stop now!Together T-Mobile and Sprint will put that same disruptive,prcx:onsumer strategy into overdrive! Withour enhanced network scalewe will... • Lower prices! Our enhanced scale allows the New T·Mobile to compete at lower prices WITHNO END IN SIGHT! • Outstanding Service!We will expand our unique customer service model to Sprint and deliver better coverage,reliability and speed! • MORE competition! There will be a MAJOR expansion of competition into ruralmarkets and for businesses of all sizes!

UNMATCHED SERVICE AT LOWER PRICES FOR MORE CONSUMERS

The New T-Mobile will supercharge the pro-consumer Un-carrier revolution to be a leading innovator and disruptor across industry lines

Wireless Disruption Continues!

The Un-Carrier strategy has forced dramatic change in the wireless industry. We've listened to customers, solved their pain points and ushered in the era of Unlimited. We won't stop now! Together T-Mobile and Sprint will put that same disruptive, pro-consumer strategy into overdrive! With our enhanced network scale we will...

Innovation that Drives Competition *Across* Industries

Consumers care about innovation, ease of use and quality of service. They also want all of it on their phone. That is why industry convergence is here. Did anyone think 5 years ago that AT&T would be the nation's leading TV provider? Or that Comcast would have more postpaid phone net additions last year than AT&T and Verizon – COMBINED? That's nearly 10% of the total for all of 2017. Or that YouTube would offer LIVE TV?

VIDEO
WIRELESS
BROADBAND

We lhrive oncompelilion so we are happy 10 lake on lhese lumberinggianls wilh our consumer-firs!memalily and relenlless focus on disruplion. The newT-Mobile will be able 10bring meaningfulcompelllion righllo !heir doors1ep wilh innovalive new producls 1ha1deliver mobile services across a varielyor pialforms and a1 dramalically fas1er speeds! Thaishould worry aliihe companiesconverging in1o!his space! JobCreation Nationwide This is a JOBCREATING uansaclion. We gelil,!hal's nolhl e induslry slandard,bulwe DON'T DO STANDARD! We expec11ha11he NewT Mobile will alwayshave more U.S.employees on payrollIhan!he prior slandalone companies donow.How? We are going10 inveslabout $40billion overthree years 10inlegrale lhese companies,expand and capiUreIhe 5G opporllrnily. A hugeportion of thatinvestment is jobs. We are going 10 beinvesling in jobs 10 buildIhenew cell lowers 10 build oui5G,jobs 10 expand our U.S.call cenlers andJObs forIhehundreds of new slores we rnlencllo open across Ihe coulllry. In facl,nowhere will that growthbe more prevalent thanin ruralAmerica which is dramalrcally underservedIeday.We are building hundreds of slores in ruralareas and will be hiring in localcommunilies as webuild oui5G.

Job Creation Nationwide

This is a JOB CREATING transaction. We get it, that's not the industry standard, but we DON'T DO STANDARD! We expect that the New T-Mobile will always have more U.S. employees on payroll than the prior standalone companies do now. How? We are going to invest **about $40 billion over three years** to integrate these companies, expand and capture the 5G opportunity. **A huge portion of that investment is jobs.**

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

"The race to deploy tomorrow's SG networks is on.China,Japan, South Korea and others are doing everything they can to win.That's clear from a recent Analysys Mason report,which found that China is currently leading the world in SG readiness,with the U.S.closely behind. SG willbring a wide range of economic and social benefits, including millions of jobs incommunities across America. Every industry,including healthcare,energy,transportation,law enforcement,e commerce,logistics, andeducation will be positively impacted.· - CTIA "Race to SG Report"

"Our research shows China with a slight lead in SG readiness, with South Korea and the U.S. close behind.The U.S.led the world in 4G,and the U.S. wireless industry is leading global SG research and development withaggressive commercial SG deployment plans that will benefit U.S.consumers." - David Abecassis - Partner, Analysys Mason "It's a tight race. We can leapfrog !China and South Korea] and win this race.Ifeel confident that we will win the race." - Meredith Atwell Baker-President & CEO,CTIA "With its wide range of possible applications,SG technology promises to deliver substantialbenefits to American consumers. Analysts predict that SG would add $500 billion to our GOP and create 3,000,000 new jobs.A recent study by the American Consumer Institute estimated that the deployment of SG networks in the United States would generate $1.2 trillion in additional consumer benefits." - Steve Pociask - President and CEO of the American Consumer Institute

Investor Materials T-Mobile - Sprint Investor Presentation T-Mobile-SprintMerger Announcement ConferenceCallReplay lntemationaiPhoneAccess: •I (719)4570820 United States/Canada:(888) 203·1112 Participant Passcode: 81 52135 Investor Relations Sprint ). Jud Hemy lnvestor.Relations@sprint.com · ·Mobile·· Nils Paellmann lnvesto•.•elations@t·mobile.com

INVESTORS

Investor Materials

T-Mobile – Sprint Investor Presentation

T-Mobile-Sprint Merger Announcement Conference Call Replay

International Phone Access: +1 (719) 457-0820

United States/Canada: (888) 203-1112

Participant Passcode: 8152135

Investor Relations

T-Mobile

Nils Paellmann

Investor.relations@t-mobile.com

INVESTOR RELATIONS SITE

Sprint

Jud Henry

Investor.Relations@sprint.com

INVESTOR RELATIONS SITE

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

Media Contacts ··Mobile·· Tara Darrow MediaRelations@t-moblie.com Sprint DaveTovar David.Tova1®sprintcom Latest News April29,2018 T-Mobile-Sprint Press Release

A Message from the CEOs WE ,. '.. r ;, J WO .Jl. STOP AIIFo r5G.com .... N'T

A Message from the CEOs

Sprint
T Mobile
WE
WON'T
STOP
AllFor5G.com

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

s T-Mobile Corp • DEFA14A Addrllonal defrniuve p10xy solicilulg mmerialsand Rule 14(aX12) malarial • DEFA14A Addr11onal deliniuve proxy soliclluln malerials and Rule 14(aX121mmeual • DEF 14A 01her definrlrve proxy s1a1emems • 8-K Current reporl • SC 130/A (Amend( Generalslalement of acquisrlion of beneficialownership • 8 K Currem repon • 8 K Curren!reporl • IRANNOTICE Nollce of drsclosure filedpursuan110 Seclion 219 ofIhe loan TluealReducllonand Syr aIIuman Righls Act of 2012(Exchange Act Seclion 13(rll. • I0K Annualrepon (Seclion 13 and 15(d).nolSKI!em 405] • 8 K Currenlreport • 8 K Currentrepor t • 42485 Prospectus (Rule 424(bK511 • 8 K Curren!repon • rwP Filngunder Securilles Ac1 Rules 163/433of free w111ing prospecluses • S-8 POS Securilles10beollered to employees111employee benelilplans.post-ellecuve amendments • 42485 Prospectus (Rule 424(bK5JI • POSASR Post-elfecilve Amendment 10 an au1oma1ic shelf regiwation slalement • 8 K Current repon • 8 K Curren!reporl • 8-K Current reporl

FILINGS

T-Mobile Corp

- DEFA14A - Additional definitive proxy soliciting materials and Rule 14(a)(12) material
- DEFA14A - Additional definitive proxy soliciting materials and Rule 14(a)(12) material
- DEF 14A - Other definitive proxy statements
- 8-K - Current report
- SC 13D/A [Amend] - General statement of acquisition of beneficial ownership
- 8-K - Current report
- 8-K - Current report
- IRANNOTICE - Notice of disclosure filed pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (Exchange Act Section 13(r)).
- 10-K - Annual report [Section 13 and 15(d), not S-K Item 405]
- 8-K - Current report
- 8-K - Current report
- 424B5 - Prospectus [Rule 424(b)(5)]
- 8-K - Current report
- FWP - Filing under Securities Act Rules 163/433 of free writing prospectuses
- S-8 POS - Securities to be offered to employees in employee benefit plans, post-effective amendments
- 424B5 - Prospectus [Rule 424(b)(5)]
- POSASR - Post-effective Amendment to an automatic shelf registration statement
- 8-K - Current report
- 8-K - Current report
- 8-K - Current report

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

Disclaimer Important AdditionalInformation In connection with the proposed transaction,T-Mobile US,Inc.('T-Mobile") will file a registration statement onForm S-4,which will contain a joint consent solicitation statement ofT-Mobile and Sprint Corporation ("Sprint'),that also constitutes a prospectus ofT-Mobile (the "joint consent solicitation statement/prospectus"),and each party will file other documents regarding the proposed transaction with the U.S.Securities and Exchange Commission (the 'SEC"). INVESTORS AND SECURITY HOLDERSARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final,a definitive copy of the joint consent solicitation statement/prospectus will be sent toT-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registrationstatement and the joint consent solicitationstatement/prospectus free of charge from the SEC's website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile's website,at www.t-moblie.com,or at the SEC's website,at www.sec.gov. These documentsmay also be obtained free of charge from T-Mobile by requesting them by mailat T-Mobile US,Inc.,Investor Relations,I Park Avenue, 14th Floor, New York,NY 10016,or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint's website,at www.sprint.com,or at the SEC's website,at www.sec.gov.These documents may also be obtained free of charge fromSprint by requesting them by mailat Sprint Corporation, Shareholder Relations,6200 Sprint Parkway,Mailstop KSOPHF0302-3B679, OverlandPark,Kansas 66251,or by telephone at 913-794-1091. Participantsinthe Solicitation T-Mobile andSprint and their respective directors and execut ve officers and other members of management and employees may be deemed to be participants in the soilcitation of consents in respect of the proposed transaction. Information about T-Moblie's directors and executive officers is available in T-Mobile's proxy statement dated Apri 26, 2018,for its 2018 AnnualMeeting of Stockholders. Information about Sprint's directors and executive officers is available in Sprint's proxy statement dated June 19, 2017, for its 201 7 Annual Meeting of Stockholders,and in Sprint's subsequent reports on Form 8-K filed with the SEC on January 4,2018 and January 17, 2018. Other information regarding the participants in the consent soilcitation and a descriptionof their direct and indirect interests, by security holdings or otherwise,will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become avaliable. Investors should read the joint consent solicitation statementjprospectus carefully when it becomes avaliable before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. NoOffer or Solicitation Thiscommunication shall not constitute anoffer to sell or the soilcitation of an offer tobuy any securities,nor shall there be any sale of securities inany jurisdiction in which such offer, solicitationor sale would be unlawfulprior to registration or qualification Lrnder the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section I0 of the U.S.Securities Act of 1933,as amended.

No Offer or Solicitation This communication shallnot constitute anoffer to sell or the solicitation of an offer to buy any securities,nor shall there be any sale of securities in any jurisdiction in which such offer,solicitation or sale would be unlawfulprior to registration or quailfication under the securities laws olany such jurisdiction. No offering of securities shall be made except by means of a prospectus meetni g the requirements of Section 10 of the U.S. Securities Act of 1933,as amended. Cautionary StatementRegardingForward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile,Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact,including information concerning future results,are forward-looking statements.These forward-looking statements are generally identified by the words 'anticipate," 'believe." 'estimate," "expect,''intend," "may.' 'could" or similar expressions. Such forward-looking statements include, but are not limited to,statements about the benefits of the proposed transaction,including anticipated future financialand operating results, synergies, accretion and growth rates, T-Mobile's,Sprint's and the combined company's plans,objectives,expectations and intentions,and the expected timing of completion of the proposed transaction.There are severalfactors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements.Such factors include,but are not limited to,the failure to obtain, or delays in obtaining,required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction,or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all;the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement;adverse effects on the market price ofT-Mobile's or Sprint's common stock and on T·Mobile's or Sprint's operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at al;inability to obtain the financing contemplated to be obtained inconnection with the proposed transaction on the expected tenns or timing or at all; the ability ofT-Moblie,Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein;adverse changes in the ratings ofT-Mobile's or Sprint's debt securities or adverse conditionsin the credit markets;negative effects of the announcement,pendency or consummation of the transaction on the market price ofT-Mobile's or Sprint's common stock and on T-Mobile's or Sprint's operating results, including as aresult of changes in key customer,supplier,employee or other business relationships;significant transaction costs, including financing costs,and unknown liabilities;failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at al;costs or dif ficulties related to the integration of Sprint's network and operations into T-Mobile;the risk of litigation or regulatory actions;the inability of T Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile's or Sprint's ability to pursue business opportuntiies or strategic transactions;effects of changes in the regulatory environment in which T-Moblie and Sprint operate;changes in global,political,economic,business, competitive and market conditions;changes in tax and other laws and regulations;and other risks and uncertainties detalied inT-Moblie's AnnualReport on Form 1O·K for the fiscalyear ended December 31,2017 and in its subsequent reports on Form 10·0,including in the sections thereof captioned "Risk Factors" and 'Cautionary Statement Regarding Forward-Looking Statements," as wellas in its subsequent reports on Form 8-K,all of whichare filed with the SEC and available at www.sec.gov and www.t-moblie.com,and in Sprint's AnnualReport on Form 10-K for the fiscalyear ended March 31,2017 and in its subsequent reports on Form 10-0,including in the sections thereof captioned 'Risk Factors" and "MD&A - Forward-Looking Statements." as well as in its subsequent reports on Form 8-K,all of which are filed with the SEC and available at www.sec.gov and www.sprint.com.Forward-looking statements are based on current expectations and assumptions,which are subject to risks and uncertainties that may cause actualresults to diller materially from those expressed in or implied by such forward-looking statements.Given these risks and uncertainties,persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this comm mication (whether as a result of new information, future eventsor otherwise),except as required by applicable law.

The following is an email sent by John Legere, CEO of T-Mobile, to all T-Mobile employees:

Team,

I’ve got some incredible news to share, and I wanted to be the first one to reach out and make it official! Today marks a huge step forward for ALL of us as we prepare to take the Un-carrier revolution to a whole new level!

We just announced that T-Mobile and Sprint have reached a definitive agreement to come together and form a new, bigger, stronger company!  Yep.  You read that right, we are merging with Sprint. If you want to know how excited Mike and I are about this — check out our video here…

This combination sets us up to SUPERCHARGE the Un-carrier and to quickly deliver the only Nationwide 5G network with BOTH the breadth and depth needed to offer the kind of capacity and performance that American consumers want and need in the 5G era!

We’ll still be called T-Mobile, we’ll still be magenta, I’ll still be your leader, and we’ll continue to be customer obsessed!  I’m also excited to share that Mike Sievert will be the President and COO of the New T-Mobile, and we are making big plans to innovate and drive this business forward just like we always have.

Trust me when I say that this is the deal we have been waiting for, and this is the combination that will take everything to a new level!

We think that ONLY the New T-Mobile can quickly deliver a NATIONWIDE 5G NETWORK with the capacity and scale to truly accelerate innovation and increase competition in the U.S., and we plan to make that a reality! Leading early in nationwide 5G will result in leadership for the country in the digital economy, and it will drive a giant wave of U.S. innovation and disruption that we believe will benefit customers with lower prices, better service and innovative applications.

New T-Mobile will absolutely SUPERCHARGE the pro consumer Un-carrier strategy! As a larger, stronger, better-scaled competitor we’ll strive to deliver an incredible set of services to consumers and businesses at lower prices than ever before. We’ll drive broader, better competition in the rapidly converging content and communications marketplace, including traditional wireless, in-home broadband, entertainment &

beyond. And, we’ll bring REAL wireless choices and mobile broadband competition to Americans in rural areas for the first time.

The New T-Mobile will CREATE JOBS and be a driver of investment and the U.S. economy! We expect to create thousands of jobs — well beyond what the two companies could do by themselves — by bringing T-Mobile’s world-class customer care to Sprint customers, by hiring employees to merge networks and build out our 5G network and systems and by investing in new businesses.

But let me say this… it is YOUR hard work and efforts over the past 5 years that has put our company in the position to make this deal happen — so THANK YOU! T-Mobile is going to be even BIGGER & BETTER than you ever imagined!

This will take time.

As is typical of any merger, this deal has to go through all the standard regulatory review processes which will take a while. We are optimistic this will clear regulators but nothing is ever guaranteed, so as excited as you all are — please continue to focus on doing exactly what you have been doing for the past 5 years… Listen to our customers and do what they tell you. It is the success that you have all delivered that has gotten us this far — so don’t stop now!

We’ll keep you updated on the process and timelines as we go. And you can check out T-Nation to get the latest information and resources anytime. We’ve also launched a site externally for people who want to learn more about the deal here.

Today’s news is about taking this fight — on behalf of consumers — to the next level and beyond! The next wave of mobile is too important not to fight for and now we are positioned to accelerate that fight for consumers everywhere!

Verizon, AT&T, Comcast and the others better watch out because…We. Are. Coming.

And…We. Won’t. Stop.

Don’t miss our webcast tomorrow at 10:00 AM PT / 1:00 PM ET to hear more. Invite to follow.

You can hear all about the agreement from Marcelo and I here.

John Legere
CEO
T-Mobile USA

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a master Q&A list made available in connection with the transaction:

Project LAKES: Hot Topics

Contents

Top Hot Topics (incl. rude Q’s)		2

•	Consolidating Four Carriers to Three
•	Consumer Benefits (skeptics)
•	Job Losses vs. Job Creation
•	Why Better Together vs. Remaining Standalone
•	Why 5G Rollout Matters
•	5G Rollout - Cost and Timing
•	Benefits to Rural Consumers
•	Pricing Post-Merger
•	Benefits to US Economy
•	Foreign Shareholders and Job Cuts
•	Transaction Approval/ Discussions with FCC/DOJ/POTUS
•	National Security Concerns & CFIUS Review
•	Foreign Equipment in T-Mobile/Sprint Networks
•	US 5G Network Controlled by Foreign Entity
•	Differences from AT&T/T-Mobile Acquisition or 2014 T-Mobile/Sprint Bid
•	Leadership Structure

Network		7

Deal Structure		7

New T-Mobile Structure and Operations		9

Employees		10

Top Tough Hot Topics

Consolidating Four Carriers to Three

Media one-liner: It is no longer a 4 carrier wireless industry. Today it’s more like 6+ players… and when it comes to 5G, it is not even 7 or 8 — it’s about zero to one.

•                  Our industry is changing and the old paradigm no longer applies … the wireless, video and broadband marketplace is converging.

•                  AT&T is the #1 TV provider in the country now, and T-Mobile will launch into TV this year.

•                  Comcast had more postpaid phone nets in 2017 (308K) than both Verizon & AT&T combined (204K)! They did it again in Q1, adding 197k vs losses for both VZ and T.

•                  Charter will launch into wireless this year.

•                  As large, deep-pocketed cable, internet and satellite companies have continued to move aggressively into wireless, the dynamics have changed!

•                  A top analyst predicts Comcast & Charter will add >5M postpaid customers in the next two years & estimates the NPV of wireless to Comcast & Charter is over $20B each.

•                  More than 1 in 10 Americans — up 50% in 3 years — now use wireless as a replacement for home broadband.

•                  The New T-Mobile will be a vigorous and ambitious competitor with the scale and resources to dramatically accelerate the Un-carrier revolution and provide US customers with even greater competition, lower prices and more value.

•                  And when it comes to 5G, it is not even a Big 7 or 8 — it’s about ZERO to ONE — accelerating the transition by creating the ONE company that can build a 5G nationwide network America needs in the early formative years of 5G.

Consumer Benefits (skeptics)

Media one-liner: We have forced a lot of change in wireless over the last 5 years — now imagine what we will do with the assets and capabilities of the New T-Mobile! We’ll put the Un-carrier strategy into overdrive!

•                  The combination dramatically accelerates T-Mobile’s successful Un-carrier strategy, which is built around listening to customers and solving their pain points, and leverage Sprint’s unrivaled spectrum assets and strong momentum.

•                  Together we’ll have the network capacity to compete aggressively.

•                  This combined company will accelerate the pro consumer Un-carrier strategy — and the ultimate result will see US consumers and businesses benefit as we deliver lower prices, more value and greater competition … and do it in areas well beyond the traditional “wireless” business.

•                  The New T-Mobile will bring network coverage, wireless provider choice, and broadband alternatives to rural communities across the country.

Job Losses vs. Job Creation

Media one-liner: Unlike many mergers, the New T-Mobile will be jobs positive from day number one — and we will stimulate the US economy. This is about growth!

•                  We’re making a massive investment in our network and business — ~$40B alone in the next 3 years! — and that’s going to create thousands of US jobs.

•                  We expect the new T-Mobile will employ more than T-Mobile and Sprint would have on our own from day one and thereafter. We’ll do this in part by bringing T-Mobile’s world-class Care to Sprint customers, by merging networks, by investing in new businesses…

•                  New T-Mobile will also open hundreds of new stores in small towns and rural areas across America.

Why Better Together vs. Remaining Standalone

Media one-liner: Only the New T-Mobile will have the network capacity to create a broad & deep nationwide 5G network quickly in the first few years of the 5G innovation cycle … better than any standalone scenarios, AT&T, Verizon and the other entrants will be forced to do better for consumers!

•                  In order to truly realize the full potential of 5G, it must be deployed on all spectrum bands.

•                  The New T-Mobile is the only entity in a position to rapidly deploy 5G across multiple spectrum bands nationwide immediately - in the critical early phase of the innovation cycle to ensure US technology leadership in the 5G era.

•                  We know how to deliver fast — T-Mobile deployed nationwide LTE in just 6 months. That’s 2x faster than Verizon and 3x faster than AT&T!

•                  The New T-Mobile will roll out 5G with no impact on LTE connectivity — in fact, LTE connectivity will dramatically improve! Customers will experience faster speeds and better coverage.

Why 5G Rollout Matters

Media one-liner: We’re in the first few years of the 5G innovation cycle and the US needs to make our move now to remain competitive … and reap the benefits from innovation, economic growth and job creation.

•                  These key years that will determine if America leads or follows — and we’re already behind other countries like China and Korea.

•                  There is tremendous opportunity — 3M new jobs and $500B in economic growth, $160B benefits and savings for communities by 2024 (CTIA)… rapid rollout of our 5G network will only accelerate this.

•                  Consumers win. 5G will bring advanced AI, smart cities, connected wearables and even smart cars to life.

•                  Our 5G network will have 30x capacity and 15x faster speeds on average than T-Mobile today.

•                  5G will support 100x more devices and have 5x faster response time… and new apps will rise up that we can’t even imagine yet!

•                  Only the New T-Mobile will have the network capacity to create a broad and deep 5G network in these formative innovation years.

•                  Just look at what broadly deployed 4G did for American companies … in part, it enabled early leadership by companies like Uber, Twitter, and Snap — and enabled Facebook, Amazon, Apple, Netflix and Google to grow in mobile. America’s early 4G leadership drove 100s of billions in value and created countless jobs.

5G Rollout — Cost and Timing

Media one-liner: New T-Mobile has the vision and unique assets and capabilities to create the first and best nationwide 5G network - faster than anyone, cheaper and with less impact to LTE connectivity.

•                  Combining assets that are ready now — including Sprint’s 2.5GHz spectrum and T-Mobile’s 600MHz spectrum — will drive the creation of the highest capacity nationwide network in US history and bring 5G to every population demographic (urban, suburban, rural).

•                  The New T-Mobile is also making a massive $40B investment in the business, in part to build out our next-gen 5G network over the next three years.

•                  A supercharged New T-Mobile will be able to deliver these richer, more powerful 5G services with breadth and depth — neither T-Mobile nor Sprint could on their own.

•                  AT&T and Verizon do not have the incentive or spectrum assets to create a nationwide 5G network in the near term. Millions of Verizon & AT&T customers need to be kicked off LTE (“refarmed”) to roll out nationwide 5G, which will take them YEARS. In the meantime, they have only mmWave, which they admit can only deliver spotty sporadic 5G.

Benefits to Rural Consumers

Media one-liner: The New T-Mobile will make sure rural America is not left behind in the 5G era. We’ll deliver real choice and competition — for the first time!

•                  The New T-Mobile will finally deliver connectivity to small towns and rural areas, and will increase the wireless choices/options to consumers have in many regions today AND broadband replacement options in some areas:

•                  More wireless provider choices/options — as many as 12M Americans and countless businesses will have more choice

•                  Potential broadband replacement - 51% have no high speed broadband choice (only 1 option)

•                  Better network coverage and service

•                  We have committed to open hundreds of new retail locations in rural areas, which will support our enhanced network and expanded retail footprint.

•                  New store expansion will also create thousands of jobs!

Pricing Post-Merger

Media one-liner: We are supercharging the same disruptive, consumer-first approach that the “Un-carrier” brought to wireless — prices will be lower than ever before! Success has never deterred us from offering lower prices and simple plans.

•                  Our network will have more capacity than ever before — bringing scale and efficiency that will deliver greater value and better prices for consumers.

•                  We’ll realize $43B (NPV, net of costs to achieve) in cost synergies through economies of scale … that will drive lower prices.

•                  The greatly expanded capacity of the merged network will help ensure that the New T-Mobile will be able to offer true unlimited plans and aggressive pricing for the foreseeable future.

•                  Competition in the wireless/broadband/cable market is fierce. Between well-established traditional competitors and new entrants, we have to keep our prices low and have every incentive to pass these benefits and cost savings on to consumers.

Benefits to US Economy

Media one-liner: The New T-Mobile will drive investment and create jobs … the US economy will see the rewards!

•                  The New T-Mobile will employ more people than both companies separately and create thousands of new American jobs.

•                  From the first day, Sprint and T-Mobile combine and every year thereafter, the new company will employ more people in the U.S. than both companies would separately. More than 200,000 people will work on behalf of the combined company at the start, and the New T-Mobile has a vision to create as many as 100,000 new U.S. jobs in the coming years.

•                  The New T-Mobile’s need to integrate our networks and incentives to build out the network in the process will accelerate the implementation of 5G on a scale and create jobs and force massive investments from our competitors just to keep up with us.

•                  We estimate AT&T and Verizon will have to invest an additional estimated $20B over the next 5 years to compete! The US economy only wins!

•                  Ubiquitous high-speed service will fuel innovation across industries — including manufacturing, healthcare, and education — and position American companies to lead the globe and attract global business to the US

•                  5G brings growth too — 3M new jobs, $500B in economic growth and $160B benefits and savings for communities by 2024 just to start (CTIA).

•                  We’ll also pursue a “buy America” policy, investing billions in equipment and services from US businesses.

Foreign Shareholders and Job Cuts

Media one-liner: These two American companies have strong track records of American investment and job creation … that won’t change!

•                  The New T-Mobile will employ more people from day one and every year thereafter than both Sprint and T-Mobile do separately.  This deal creates American jobs, period.

•                  We’re investing in our network in a massive way — and that’s going to create substantial job growth across the ecosystem.

•                  Driving unprecedented investments nationwide compels competitors to accelerate their own investments even more than ever … this combination presents tremendous upside for the American economy.

Transaction Approval/ Discussions with FCC/DOJ/POTUS

Media one-liner: We look forward to showing regulators and key officials our plans to deliver a 5G network for everyone (including rural America) and keep the US competitive on a global level!

•                  We’re confident that, once regulators see the compelling benefits, they’ll agree this is the right move at the right time for consumers and the country.

•                  The New T-Mobile is committed to maintaining the same disruptive, consumer-first approach that has forced change across the wireless industry. It is part of our DNA.

•                  We’ll create a strong competitor that will quickly deliver lower prices, more innovation and a second-to-none network experience for consumers and businesses — and we’ll pave the path to extend US leadership in the 5G era.

•                  All mergers of this size must undergo regulatory review.

•                  The transaction is also subject to T-Mobile and Sprint shareholder approval, regulatory approvals and other customary closing conditions.

•                  DT’s Supervisory Board and Softbank’s Board of Directors have approved the transaction.

National Security Concerns & CFIUS Review

Media one-liner: T-Mobile & Sprint are trusted US-based network owners and will work cooperatively with CFIUS in demonstrating our commitment to American security.

•                  While T-Mobile and Sprint are trusted US-based network owners, both companies do have foreign shareholders that have been reviewed closely in the past by the CFIUS process and received approval. We will work cooperatively with the CFIUS agency throughout this process.

Foreign Equipment in T-Mobile/Sprint Networks

Huawei & ZTE issues

Media one-liner: Neither Sprint nor T-Mobile have Chinese network equipment in our US networks.

•                  Obviously, we are watching the regulatory decisions on Huawei and ZTE equipment closely. We’ll make the necessary adjustments as needed to drive the business and support any legal requirements.

•                  We will work with the CFIUS and Team Telecom agencies to address any national security concerns that they raise.

US 5G Network Built and Controlled by Foreign Entity

Media one-liner: Both T-Mobile and Sprint are long-standing and trusted operators of US networks and systems. We are American companies, headquartered and led by thousands of people here -  and we’re focused on making the US competitive in the 5G race!

•                  Both companies have worked cooperatively with the US government on a number of important issues, including network security and cybersecurity.

Differences From AT&T/T-Mobile Acquisition or 2014 T-Mobile/Sprint Bid

Media one-liner: Times have changed and this is a different type of deal. This is about creating a new competitor in the era of 5G, and delivering the scale and disruptive culture to drive change for US consumers today!

•                  We believe regulators will recognize that this combination is necessary to extend US leadership in the 5G era and preserve and grow real competition at a pivotal time for this industry.

•                  We also believe regulators will recognize that the wireless industry has dramatically changed in the last few years.

•                  The market is rapidly evolving as legacy internet and media companies are converging across traditional industry lines - they are working hard to keep their strangleholds on the market. Just look at Comcast with its vast resources and subscribers offering wireless service … and Charter has announced it will do so as well soon.

•                  Together, T-Mobile and Sprint will provide lower prices, better value and a second-to-none network experience for consumers and businesses — ultimately driving competition into markets that don’t have it today.

•                  We will be positioned to fuel disruption throughout the marketplace, enable the next generation of innovation and ensure American leadership in the 5G digital economy.

Leadership Structure / JJL as CEO

Media one-liner: I cannot tell you how excited I am to put the Un-carrier into overdrive and deliver 5G to US consumers. As the CEO of the New T-Mobile I plan to take our commitment to new heights and deliver things that our customers have only dreamed about!

And current T-Mobile COO MS will join me at the New T-Mobile’s president and COO, which means the other guys are really in for some competitive trouble ahead!

•                  Marcelo will serve on the Board of the new company and we are thrilled he will be working hard to drive his business throughout the regulatory review process and through the closing of the transaction.

•                  We don’t have any additional management or leadership decisions to make today.

Network

The New T-Mobile Network

Media one-liner: With increased scale and resources, the New T-Mobile will invest in the combined network that will bring faster, better quality services to more customers all over the country.

•                  T-Mobile standalone covers 325M POPs and 2.5M square miles… The New T-Mobile will cover that amount but with much better network experience due to the combined company’s spectrum assets

•                  Our expanded network will enable us to provide even more consumers with affordable, high-quality and high-speed coverage.

•                  Sprint customers will benefit from T-Mobile’s superior network within a month of closing, and experience substantially improved coverage and speed. Increased usage on the network will also improve reliability and call clarity.

Network Integration Timeline

Media one-liner: We’re focused on the fastest path to get customers migrated after the deal closes.  No one can do this as fast as we can.  They don’t have the clear spectrum or the track record for rapid deployment.

•                  Sprint customers will begin experiencing our faster network within a month of closing.

•                  Don’t forget we have a proven track record — we did this before with MetroPCS with great results -— we migrated Metro customers in 2 years — ahead of original plan, lost virtually no customers, and delivered $3B more in synergies than planned … 5 years later we have doubled the Metro customer base!

•                  We’re going to anchor on the T-Mobile network and rapidly migrate Sprint customers to our network before refarming spectrum. There will be no impacts to LTE connectivity!

Network Investment

Media one-liner: In the next three years, we expect to make $40B in capital investment in the business and network and use the significant spectrum assets the New T-Mobile brings.

•                  Improved network coverage and retail distribution will bring compelling new service options to millions of new underserved customers in rural and suburban areas.

•                  Increased resources will enable us to capitalize on our combined technology expertise and spectrum portfolio through investments in near-term network enhancement. We’ll also deliver the country’s first and best nationwide 5G network with both the breadth and depth needed to fuel disruption.

Digital Divide

Media one-liner: We’ll bring improved network coverage and retail distribution to millions of new underserved customers in rural and suburban areas.

•                  We have committed to open hundreds of new retail locations in rural areas. This will result in thousands of new jobs in rural America over the next three years in construction, retail and care.

•                  Millions of Americans in small towns and rural areas will now have choice where they didn’t have it before and we’ll deliver a real alternative to broadband as we launch wireless services capable of replacing broadband connections.

The New T-Mobile Spectrum Holdings

Media one-liner: We do not expect to divest any spectrum holdings. The combined spectrum portfolio will exceed customer expectations for speed, and reliability, providing a best-in-class wireless experience.

•                  Increased resources will enable us to capitalize on our combined technology expertise and spectrum portfolio through investments in near-term network enhancement and deliver the country’s first and best nationwide 5G network with both the breadth and depth needed to fuel disruption.

Cell Sites

Media one-liner: New T-Mobile will have over 80K macro cell sites — and an additional 50k small cells by 2024. New T-Mobile will also avoid having to build tens of thousands of cell sites to deploy 5G — giving us savings to put our Un-carrier strategy into overdrive!

Deal Structure

Commitments to Divestitures, Investment, Pricing

Divestitures for Approval

Media one-liner: More detail can be found in the business combination agreement that will be filed with the SEC.

No Premium for Sprint Investors

Media one-liner: Through the all-stock agreement, Sprint investors have the opportunity to participate in the significant potential upside of the combined company, which will be a stronger competitor.

•                  The transaction also has the support of Sprint’s majority shareholder Softbank, which has recognized the compelling value of the combination.

What is the ownership conversion ratio?

Media one-liner: This is all-stock transaction at a fixed exchange ratio of 0.10256 T-Mobile shares for each Sprint share.

Is there a breakup fee?

Media one-liner: No, we do have a commercial roaming agreement in place for Sprint during the regulatory review and beyond (if needed).

Is there a lockup period? When can Softbank and Deutsche Telekom sell/purchase on the open market?

Media one-liner: Yes, 3 years.

What are the odds this deal gets jumped? Are you concerned about a possible interloper breaking up the transaction?

Media one-liner: Those are hypothetical scenarios and we’re not going to speculate on them. Our offer presents compelling value to Sprint investors and we’re focused on completing this transaction.

What percentage of the combined company will be owned by DT? By Softbank?

Media one-liner: DT will own 41.7%. Softbank will own 27.3%, and 31% be held by the public.

Do both T-Mobile and Sprint stockholders have to approve the transaction? What voting rights do Diamond and Softbank have?

Media one-liner: The transaction is subject to T-Mobile and Sprint shareholder approval, regulatory approvals and other customary closing conditions. Diamond’s Supervisory Board and Softbank’s Board of Directors have approved the transaction.

What will the New T-Mobile’s stock ticker be?

Media one-liner: The New T-Mobile will trade as TMUS on the NASDAQ

The New T-Mobile Structure / Operations / Business

Ownership

Media one-liner: T-Mobile shareholders will own approximately 67% of the New T-Mobile (DT = 41.7%). Sprint shareholders will own approximately 33% (Softbank = 27.3%).

HQ and Relocation

Media one-liner: The New T-Mobile’s HQ is in Bellevue with a secondary headquarters located in Overland Park, KC.

•                  We don’t have details, but Overland Park will remain a significant presence for the combined company.

Employee Headcount

Media one-liner: The combined company will directly employ about 80,000 employees.

Board Structure

Media one-liner: Current Chairman of the Board of T-Mobile, Tim Hottges, will be Chairman of the new company’s Board of Directors. The Board will consist of 14 members, with 9 appointed by DT, and 4 appointed by Softbank, with each having 2 independent directors. John Legere, CEO of the New T-Mobile, will also serve as a director.

•                  We’re thrilled that two of SoftBank’s board members will be Masayoshi Son, Chairman and CEO of SoftBank, and Marcelo Claure, CEO of Sprint

What are expected integration costs? What’s included in that total? Is there any injection of capital from Softbank or DT?

Media one-liner: The cost to achieve included in our $43B+ (NPV) in cost synergies is approximately $15B.

Can you utilize the NOLs of each company? What is the total?

Media one-liner: New T-Mobile anticipates ~$28B of NOL’s at Closing and projects utilizing a majority of this NOL through 2025 when it begins paying significant cash taxes.

Are there any clauses which require the majority owner to consult with minority holders? If so, what for?

Media one-liner: No.

What will your retail footprint look like?

Media one-liner: The combined company will feature an enhanced network and expanded retail footprint, including our commitment to hundreds of new retail locations to expand our sellable footprint to 300M POPs, from 261M at T-Mobile today.

Will you keep XYZ Sprint business?

What will happen to the T-Mobile, Sprint, Boost and MetroPCS brands?
How will this impact Sprint’s Strategic Agreements with Altice and Cox?

Media one-liner: For now, nothing changes & we will both run our respective businesses to deliver for our customers. Long term we’ll leverage the best of Sprint to ensure the New T-Mobile is everything we’ve promised consumers it can be.

How much of the prepaid market will the combined company control?

Media one-liner: We will have a solid position in prepaid and that is a terrific way to offer diversity and choice to our customers in all parts of the country.

Employees

Our leaders have been bashing Sprint for years. Why do we think this will be successful when our cultures are so different?

One-liner: We actually share a lot in common — namely that we are fueled by people who put customers first. That’s a pretty great foundation to build on and I can’t wait to see what we can accomplish together!

As we nearly double in size, how can we stay true to our roots and what made us so successful as the un-carrier? How will we avoid becoming like Verizon or AT&T?

One-liner: We’ve already MORE than doubled in size and core values of what made us the Un-carrier have not changed… and together we’re going SUPERCHARGE the Un-carrier..

How long will it take to finalize and close the deal? What can we expect between now and close?

One-liner: These kinds of deals take time and require many legal and regulatory approvals, but we expect it to close in the first half of 2019. In the meantime, it’s business as usual—so keep doing what we’ve been doing for the past five years. Stay focused on listening to our customers and solving pain points.

What happens if the deal does not get approved by regulators?

One-liner: We are optimistic this will clear regulators but nothing is ever guaranteed.

Employee Benefits

Media one-liner: The New T-Mobile will be stronger and better able to compete, which will create opportunities for employees at both companies.

•                  The New T-Mobile will continue to have the same disruptive, pro-consumer approach that we’ve always had.

•                  To successfully deliver on our vision for what the New T-Mobile will be, we’re going to have to leverage the combined leadership, skill, people/talent, spectrum, capital, assets, and agility of both companies to compete on an entirely new level.

Responsibilities and Reporting Structure

Job Reductions

Retention Bonuses/Severance Packages

Hiring freeze

Compensation or Benefits Changes

Media one-liner: For now, it is business as usual. T-Mobile and Sprint remain separate companies until the transaction is complete. It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then!

Retail Locations

Media one-liner: For now, it is business as usual. T-Mobile and Sprint remain separate companies until the transaction is complete. Once the deal closes, we’ll have an expanded retail footprint and we’re committed to opening hundreds of new retail locations, particularly in rural markets.

Call Center Plans

Media one-liner: For now, T-Mobile and Sprint remain separate companies and there will be no changes a result of this announcement. Once the deal closes, we expect to hire thousands more workers in America and as a combined company we will pursue a “buy America” policy to invest billions of dollars in equipment and services from US businesses.

Interaction with Customers

Media one-liner: This transaction will be great for our customers — be sure to tell them!

•                  A few of the things consumers and businesses can expect to benefit from:

o                 Lower prices

o                 Better service coverage — especially for rural customers and businesses

o                 Faster speeds and the first and best nationwide 5G network

o                 Even better customer service

o                 The creation of a new network that will deliver enhanced reach, nationwide network coverage and value that is second to none

o                 A giant wave of innovation that will lead to tons of advances — and some things we can’t even yet imagine!

•                  If customers want more information, please direct them to our microsite to learn more.

My store is in close proximity to a Sprint store. Can we coordinate activities/events?

Media one-liner: For now, nothing changes & we will both run our respective businesses to deliver for our customers. Long term we’ll leverage the best of Sprint to ensure the New T-Mobile is everything we’ve promised consumers it can be.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-

Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is an email sent to T-Mobile employees in connection with the transaction:

Interdepartmental Communications

To: Department Employees

Subject: Re: [JJL’s email]

Team,

Wow! This is AWESOME news!

The key points that stood out to me:

•                  Only the new T-Mobile can quickly deliver a nationwide 5G network with the capacity and scale to truly accelerate innovation and increase competition.

•                  The new T-Mobile will supercharge the Un-carrier strategy.

•                  The new T-Mobile will create jobs and be a driver of investment, jobs and the U.S. economy.

Some of you have been through this before, so you know this will take time. We’ll continue operating as we did before — our plans don’t change.

Don’t miss the All Employee Webcast tomorrow at 10:00 AM PT to hear more about it.

[Signature]

[JJL’S EMAIL]

The following are talking points made available to T-Mobile employees in connection with the transaction:

FRONTLINE TALKING POINTS (FOR CUSTOMERS)

Here’s what you can say if a customer asks you about the transaction:

Only the New T-Mobile can quickly deliver a NATIONWIDE 5G NETWORK with the capacity and scale to truly accelerate innovation and increase competition.

•                  Accelerate the U.S.’s position as the first company able to bring a nationwide 5G network to market.

•                  Leading early in nationwide 5G will result in leadership for the U.S. in the 5G digital economy — which will benefit customers with lower prices, better service and increased competition.

The New T-Mobile will SUPERCHARGE THE UN-CARRIER STRATEGY

•                  Deliver innovative service offerings to consumers and businesses, at lower prices than ever before — enabled by a better-scaled competitor able to challenge the status quo.

•                  Drive competition across traditional wireless, broadband, entertainment & beyond.

•                  Bring real wireless choices and mobile broadband competition to rural Americans for the first time.

We’ll CREATE JOBS and be a DRIVER OF INVESTMENT, JOBS AND THE U.S. ECONOMY

•                  Aim to create thousands of jobs — well beyond what the two companies could do by themselves — by bringing T-Mobile’s world-class customer care to Sprint customers, by hiring employees to merge networks and systems and by investing in new businesses.

•                  Lead investments nationwide - creating tremendous growth opportunities for U.S. businesses.

If you’d like to learn more, all the latest info can be found on allfor5G.com

What if a customer asks me what changes for them?

One-liner: The deal is subject to regulatory approval, but we expect it to close no later than early 2019. And until then, nothing changes! Longer term, this deal is all upside for you. It means the T-Mobile network will get even better — in speed, coverage, and reliability — the instant we bring these two networks together.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties

T-Mobile Confidential | Not For Distribution

related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a form email sent to media contacts in connection with the transaction:

SUBJECT: T-Mobile and Sprint to combine, supercharging the Un-carrier for the 5G era

Dear XX,

Today, T-Mobile US and Sprint announced that the companies have agreed to merge. The new T-Mobile will create robust competition for the 5G era and quickly deliver the only nationwide 5G network with the capacity and performance to ensure America’s leadership in the digital era.

Watch T-Mobile President and CEO John Legere and Sprint CEO Marcelo Claure discuss the pro-consumer benefits of the new T-Mobile: https://youtu.be/1nsbmtwMrgY

The combined company is expected to supercharge the pro-consumer Un-carrier strategy to deliver lower prices, more value and greater competition. The new T-Mobile will deliver an incredible set of service offerings to consumers and businesses as a larger, stronger, better-scaled competitor able to challenge the status quo across wireless, broadband and cable. It is expected to create thousands of jobs, drive unprecedented nationwide investments and generate tremendous growth opportunities for U.S. businesses.

John Legere, current President and Chief Executive Officer of T-Mobile US and the creator of the successful Un-carrier strategy, will continue the Un-carrier vision as new T-Mobile’s Chief Executive Officer. Michael Sievert, T-Mobile’s current Chief Operating Officer, will be President and Chief Operating Officer of the combined company. The new T-Mobile will be headquartered in Bellevue, Wash., with a second headquarters in Overland Park, KS.

T-Mobile and Sprint will host a conference call for media on Sunday, April, 29, 2018 at 12:30 p.m. EDT (9:30 a.m. PDT) to discuss the transaction. You can access the call via one of the following numbers:

Call-in Number:                                                         888-599-8685 (U.S. Toll Free)

International:                                                                     +1 323-794-2415 (International)

Participant Passcode:                            894223

Live audio webcast:                                   www.Allfor5G.com

To submit questions via Twitter, send a tweet to @johnlegere, @marceloclaure, @tmobile or @sprint using #5GForAll. The full announcement press release is attached. Also, please feel free to contact me with any questions.

Regards,

NAME

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC

WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

29-Apr-2018

T-Mobile US, Inc. (TMUS)

T-Mobile US, Inc. and Sprint Corporation Merger Call

CORPORATE PARTICIPANTS

Janice V. Kapner

Executive Vice President, Corporate Communications &

Community Engagement, T-Mobile US, Inc.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Michel Combes

President & Chief Financial Officer, Sprint Corporation

J. Braxton Carter

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Neville R. Ray

Chief Technology Officer & Executive Vice President, T-Mobile US, Inc.

G. Michael Sievert

Chief Operating Officer, T-Mobile US, Inc.

John Saw

Chief Technology Officer, Sprint Corporation

OTHER PARTICIPANTS

Philip A. Cusick	Walter Piecyk
Analyst, JPMorgan	Analyst, BTIG LLC
Securities LLC
Michael I. Rollins
Simon Flannery	Analyst, Citigroup Global Markets, Inc.
Analyst, Morgan Stanley & Co. LLC

Brett Feldman	Amir Rozwadowski
Analyst, Goldman Sachs & Co. LLC	Analyst, Barclays Capital, Inc.

Scott Moritz	Jonathan Chaplin
New York Reporter-Bloomberg News, Bloomberg LP	Analyst, New Street Research LLP (US)

John C. Hodulik	Matthew Niknam
Analyst, UBS Securities LLC	Analyst, Deutsche Bank Securities, Inc.

Mike McCormick	Ric H. Prentiss Analyst,
Analyst, Guggenheim Securities	Raymond James & Associates, Inc.

Jennifer Fritzsche’
Analyst, Wells Fargo Securities

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the T-Mobile-Sprint Merger Announcement Conference Call. Following opening remarks, the call will be open for questions via the conference line for — or via the conference line or Twitter. For those of you on the line, please press the star followed by the one on your phone. Those interested in submitting questions during the call can do so also by sending a tweet to @JohnLegere, @MarceloClaure, @Tmobile, or @Sprint using #5GforAll.

I would now like to turn the conference over to Janice Kapner, Executive Vice President, Communications and Community Engagement. Please go ahead.

Janice V. Kapner

Executive Vice President, Corporate Communications & Community Engagement, T-Mobile US, Inc.

Good afternoon. During this call, the company’s forward-looking statements include, but are not limited to statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the companies and are subject to significant risks and uncertainties outside of our control.

In addition, in connection with the proposed transaction, T-Mobile will file with the SEC a joint consent solicitation statement and perspectives that will contain important information about the companies, the transaction and related matters.

Joining me today on the call are a number of folks you all know very well. From Sprint, we have Marcelo Claure, Michel Combes and John Saw, and from T-Mobile, we have John Legere, Mike Sievert, Braxton Carter and Neville Ray.

Let me now turn it over to John Legere and Marcelo Claure. Go ahead, gentlemen.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. Hello, everyone. Thank you, all, for joining on such short notice and on a weekend. Today’s call is about what has become the worst-kept secret out there. Over the past couple of days, the rumor mill has been on overdrive. Well, a few minutes ago, we announced some very big news. As you’ve heard, T-Mobile and Sprint have reached the definitive agreement to come together and form a larger, stronger competitor that will deliver for consumers.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Thank you, John. I’m glad to be here today. We have come to know each other well over the last few months and I have to say that the sheer enthusiasm of our teams has only reaffirmed my belief that this combination will create a truly, unique, consumer-focused company at such an important time.

As you all know, Sprint and T-Mobile have done an amazing job acquiring a strong portfolio of assets and both combined — both companies have led a remarkable turnaround by disrupting the wireless industry. But with a convergent industry and the promise of 5G on the horizon, now is the time to come together to turbocharge the Un-carrier strategy creating increased competition in the new era and lead the way to sparking the 5G economy.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. So, let’s start with the basics. These companies just make sense together. Convergence between mobile broadband and cable isn’t just a hypothetical; it’s a reality of our business on a day-to-day basis. All you have to do is pick up a newspaper or watch the news to see it happening right in front of your eyes every day.

This convergence is happening. It’s happening for one reason. Consumers expect now even demand innovation. They are concerned about maintaining traditional industry boundaries. Consumers want their content, when they want it and they want it delivered where they are. As the 5G era takes hold, we’re about to undergo a massive change. It will completely change how consumers interact with video, broadband and wireless.

Capturing U.S. leadership in 5G and protecting the economic leadership we gained with 4G is critical for the American economy. This transaction creates robust competition in the 5G era, significant value for our stakeholders, and most of all we will deliver outstanding benefits to U.S. wireless customers, faster speeds, better value and most importantly lower prices.

Through the Un-carrier strategy, we have created an incredible disruptive force for good in our industry. Along with Sprint, we created a new paradigm on how a wireless company should operate. Impeccable customer service, wireless quality and speed, adding more value and lower prices were put at the heart of everything we do.

It is now time that we push that pro-consumer disruptive model into even more areas. We will do all of this while creating thousands of American jobs. We feel confident that this administration and our political leaders across the country understand the potential and the imperative to protect the global leadership established with 4G. It is in this world we fit perfectly, a pro-consumer, strongly disruptive, revved-up competitor.

Put simply the time is perfect to create a new competitor that has the tenacity and customer focus to unleash real change. We’re confident that once regulators see the compelling benefits, they’ll agree this is the right move at the right time for consumers and for the country.

All right. Let me cover a few details of the transaction, then I’ll get right into why this is the absolute right moment in time to complete this transaction. You’ll find all the details on the slides and in the supporting materials on our website. Let me highlight a few. This is an all-stock transaction with an exchange ratio of 0.10256 of a T-Mobile share for each Sprint share. Or the equivalent of 9.75 Sprint shares for each T-Mobile share. This represents a total implied enterprise value of Sprint for $59 billion and a $146 billion for the combined company.

Deutsche Telekom and Softbank will be rolling over their entire economic stakes into the new company. This deal will unlock meaningful synergies with an expected run rate of more than $6 billion that have a net present value, net of cost to achieve of more than $43 billion. These synergies, which mostly come from network, will only help fuel our strategy to invest aggressively for growth as well as help fuel robust organic deleveraging over time. Upon completion, T-Mobile’s shareholders will own 67% of the combined company while Sprint shareholders will own 33%. About 41.7% of the equity will be owned by Deutsche Telekom and 27.4% by SoftBank, with the remaining 30.9% by the public. I’m excited to be leading the new T-Mobile as CEO and even more excited to announce Mike Sievert will be president and COO of the combined company.

The remaining members of the new management team will be selected from both companies during the closing period. DT will designate nine seats on the board and SoftBank will designate four. I will also sit on the board, bringing the total number of directors to 14. This will include independent directors. Tim Höttges, CEO of Deutsche Telekom will be Chairman of the Board, and Marcelo and SoftBank’s Chairman and CEO, Masayoshi Son will also be members of the board. DT will have a voting proxy over SoftBank shares in the new company and both DT and SoftBank will be subject to a four-year lockup.

This deal is expected to close no later than the first half of 2019, subject to regulatory approvals and other customary closing conditions.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Let’s get into the benefits this combination creates in more detail. This transaction and the unique combination of resources it brings will allow us to do things that neither T-Mobile or Sprint could do on its own, all for the benefit of the American consumer. The combined network will have an unprecedented capacity speed and response time across our network that will benefit consumers. It will also allow the new company to rapidly build the first and best nationwide 5G five network with unprecedented capacity and skill to truly accelerate innovation and increase competition. Our 5G leadership will drive the United States to reclaim leading the 5G digital economy and spur a massive wave of innovation and disruption, benefiting consumers and businesses across the country. The combination will also supercharge the broad consumer strategy with innovative service offering, lower prices, and increased competition in wireless, broadband, entertainment and beyond. As we said before, this is all happening at a pivotal time of industry convergence.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

Now, let’s talk about job growth. Let me start by calling out all the skeptics first. We’re not a typical company, and this is not a typical transaction. We are truly excited about this point, and I will explain exactly how, but I’ll start by saying we are very proud to say that this transaction is a major job creator.

As you can tell, we’re ready to get going. We’re ready to invest billions of dollars that will create new U.S. jobs on day one, especially in rural America, and we’ll never look back from there. As we lead the race for 5G, we will directly spur real competition as a range of new and old competitors race to keep pace; thereby, unlocking tremendous economic value in broad job creation.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Disruption is embedded in the DNA of both companies, and the combination of T-Mobile and Sprint will give us the ability to put the Un-carrier strategy into overdrive. Both T-Mobile and Sprint have forced the wireless industry to change by listening to consumers and solving their pain points. We changed the communication landscape forever by eliminating confusing rate plans and converging into one rate plan unlimited. Our combined business plan is built on an assumption that we continue to grow and we see lots of opportunity to continue our history of disruption, especially by amping up our abilities to drive competition into rural and underserved areas and deliver products and services for businesses of all sizes. Our massive growth and capacity will allow customers to do more for less.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

I’ve been saying for years that all content is going to the Internet and the Internet is going mobile. Wireless, broadband and video have converged across traditional lines and the combined company will actively compete and disrupt traditional thinking in each part of the new world. Did anyone think five years ago that AT&T would be the nation’s leading TV provider or that Comcast would have more postpaid phone net additions last year than AT&T and Verizon combined? That’s nearly 10% of the total for all of 2017. Or that YouTube would offer live TV.

We thrive on competition. So we are happy to take on these lumbering giants with our consumer first mentality. In fact, we will be able to bring meaningful competition right to their doorstep with innovative new products that deliver mobile services across a variety of platforms and at dramatically faster speeds. Our enhanced network will be a meaningful competitive fixed broadband especially in underserved rural markets. Then there is pay-TV, as you know T-Mobile recently acquired Layer3 TV to enter the pay-TV market.

With the combined company, we will have new scale and a network with unprecedented capacity and speed to accelerate our aspirations in this space. That should worry all the companies converging into this space. We’re a consumer-obsessed team and think about it simply one way: customers don’t care about industry lines. They care about innovation, ease of use and quality service. That’s what we deliver.

Now, as the industry is changing there is a technology boom in 5G on the horizon that the new company will be uniquely able to bring about. We all talk at length about 5G, but let’s first take a step back and put that in perspective.

Why do we get so excited on this point? The U.S. was the unquestionable leader in 4G and now 99.7% of the country is covered by 4G LTE. That seems like a dull statistic now, but think back before 4G and how revolutionary it was for our economy. As an industry, we anticipated 4G would bring about music streaming, web browsing and even video streaming. But who saw companies like Snapchat and Uber company? Or how companies like Amazon and Apple and Facebook would adapt their business models and go into overdrive? Not only that, as a result, it was U.S. companies that exported innovation and lead in markets around the world. That is why the U.S. has the lead again.

The early innovation cycle is critical to capturing the long-term economic benefits of 5G. Think about it, 4G gave us the modern mobile technology economy and that accounts for $3.3 trillion of global economic value. I’m proud to say that the new T-Mobile will be positioned to lead the way and help the United States capture this early lead in the innovation cycle. As you know, Marcelo has spent a great deal of time studying the potential of 5G both in his role at Sprint but also as Chairman of CTIA.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Thanks John. You’re very right. I’m very passionate about the 5G opportunity for our industry. That is why I am so excited that the combined company will be the only player able to quickly bring a broad and deep nationwide 5G network to market. And yes, we will bring all the latest technologies to the often forgotten about rural communities in America, ensuring everyone has access to the amazing benefits of 5G and freeing the consumers from the grip of the traditional uncompetitive in-home broadband providers.

But what does the future of 5G really mean? This shift from 4G to 5G will be truly revolutionary. Imagine what people felt when TVs went from black and white to color. The shift from 4G to 5G will feel even more transformational. For starters, the speed capacity and response time of 5G are game changers. CTIA estimates the 5G will ultimately deliver 100 times more capacity and 100 times faster speed with 10 times projected reduction response times over the long term. That’s what 5G can do over the long term.

In the first few years of delivery of 5G nationwide, we think the new company can create the highest capacity mobile network in U.S. history with 30 times more capacity and 15 times faster speed with 10 times the response times. Think about what that means for all the technology already being worked on right now and the applications we can’t even imagine. 5G will unleash new ideas and uses in areas like the Internet of Things, smart cities, smart agriculture, mobile VR and AR, mobile AI, consumer wearables, and things, and we can’t even imagine yet. This is why it’s even more important the United States leads in 5G.

The projected economic impact, according to the CTIA, is tremendous, up to 3 million new jobs and 500 billion in economic growth. Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. CTIA ranks the U.S. behind both China, South Korea in 5G preparedness. And I’m sure you will all agree that is unacceptable.

Fortunately, we’re in a position to change this. We think we’re the only company that went quickly deployed a nationwide 5G network with the breadth and depth to position the United States as the global leader in 5G.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

You are 100% right. Together, we will have the right mix of available spectrum. But more importantly, we will have the enhanced financial position, backed by a team of rock stars that knows how to roll out an advancement of this scale quickly. We’ll see an immediate benefit with LTE and completely change the game with the first and best nationwide 5G network.

The lifeblood of the wireless industry is spectrum and to build a kick-ass network you need the right mix of low band, mid band and high band. With Sprint’s expansive 2.5 gigahertz spectrum, T-Mobile’s nationwide 600 megahertz spectrum and other combined assets, the combined company plans to create the highest capacity network in U.S. history and that’s before we even consider 5G.

You will all remember that we deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T. And while those players are yammering about 5G, our competitors will have two options in the near term to truly build a nationwide 5G network. First, they can kick their consumers off their current spectrum assets which, frankly, is not an option and we know that. Second, they can build it on millimeter wave. Well, what would that cost? To be nationwide, you would need around 6 million sites to cover the United States based on the typical reach of millimeter wave. If you do the math at a cost of about $250,000 to build a site, you’re looking at $1.5 trillion to build out. Never going to happen, even the giants of our space don’t have that kind of cash.

With the talent of both Sprint and T-Mobile and the power of this network, think of what we can do here. All of this will be powered by an unprecedented network. Period. We talked about a converged world and an ever growing array of competitors. When it comes to 5G and competition, this is really about zero to one. No one is doing nationwide 5G anytime soon. Okay. I said this before, but I’m really excited to keep hammering this point, this is a job-creating transaction. Put more directly, together, we expect the combined company to have more U.S. employees on the payroll than the sum of each of the standalone companies together.

How on earth is that possible? Well when you’re obsessed with the customer experience, you invest in people and you do so quickly. To start, we plan to invest about $40 billion over three years to integrate these companies, expand, and capture the 5G opportunity. A huge portion of that investment is jobs. We are going to be investing in jobs to build the new cell towers to build out 5Gs; jobs to expand our U.S. call centers to implement T-Mobile’s proven customer-centric, problem-solving approach across Sprint’s customer base; and jobs for the hundreds of new stores we intend to open across the country. In fact, nowhere will that growth be more prevalent than in rural America, which is dramatically underserved today.

In addition to the hundreds of stores in rural areas, we will be hiring local communities as we build out 5G. Let’s think about this more simply. All told, at close, we will start with more than 200,000 employees coming to work on behalf of the new company every day in the U.S. and nearly 240,000 when you count overseas. When I think about it, there is no reason this company can’t be on the same type of growth rates that we’ve had over the past few years. Think about it. Just last year, T-Mobile alone added 27,000 jobs associated with that growth. As we accelerate our pro-consumer strategy, deliver on the promise of 5G and bring disruption to new industries. I see lots of potential for growth. We will be adding thousands of new jobs early on, and I can easily envision this leading to tens of thousands over time.

Okay. Let’s hand it over to Braxton to talk about the financials.

J. Braxton Carter

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Thanks, John. I am so excited about the financial highlights here. As John said earlier, this deal will create tremendous value, with expected run rate synergies of more than $6 billion over time. And that rep — that has a net present value, net of cost to achieve of more than $43 billion and drives rapid free cash flow generation. These synergies are hard cost synergies, driven primarily from the benefit of having to operate only one combined network.

This does not include any revenue synergies from new adjacent businesses that we believe will be significant, such as fixed broadband wireless, IoT in new businesses leveraging 5G. We have an extremely detailed business plan that outlines approximately $15 billion in cost to achieve these significant benefits.

I know you’ve all been looking at this potential for some time and this synergy number maybe somewhat higher than some expected. And I have to say this uplift is due, in particular, to the recently passed Trump administration tax reform in the U.S. The tax reform is particularly helpful because these additional post-tax synergies will help position the company to compete very aggressively, resulting in lower prices for consumers.

The combined company will have a compelling financial profile,

that is well-positioned for a significant margin expansion. We expect to grow wireless service revenues and pro forma reported adjusted EBITDA which will continue to track from approximately $22 billion to $23 billion pro forma in 2018.

We’re expecting to hit 40% to 42% margin of reported adjusted EBITDA in 2018 and we’re projecting in 54% to 57% range longer term as we begin to see the payoff from the realization of the more than $43 billion in synergies in the combined scale of the new T-Mobile. And we’ll do this even while offering prices well below the competition.

We will be consistent with our financial discipline as a combined company. We are committed over the long term to achieving an investment grade rating and we expect a maximum net leverage of approximately 2.9x. We are not planning dividends or share repurchases at this time. This discipline will give us the flexible capital structure to seize growth opportunities and support the substantial investments we will be making in building out our nationwide 5G.

Anticipated corporate rating of mid to high BB, unsecured notes rating of low to high BB and secured debt rating of low BBB. This will allow us approximately $43 billion of investment grade secured debt excluding our tower obligations. We’re planning on rapidly deleveraging with pro forma net leverage being less than 2 times in three to four years.

Now, this next slide is one of my favorites. It really brings it all together on how our synergies will drive incredible free cash flow generation, enabling rapid organic deleveraging. Now, let me turn it over to Mike for some thoughts on how we’re going to make this amazing opportunity a reality.

G. Michael Sievert

Chief Operating Officer, T-Mobile US, Inc.

Thanks, Braxton. We’re confident in our targets and in our ability to deliver because we’ve done this before. We have a proven track record and operational plan. We use the same playbook that we did with MetroPCS to deliver on that synergy target. With MetroPCS, remember we blew away our original plan out of the water - beating synergies by more than 40% and realizing $9 billion to $10 billion in synergies. The joint network teams have a detailed network integration plan that anchors on the T-Mobile network. And the combined companies integrated network plan will have 85,000 macro sites and 50,000 additional small cells and we’ll work to rapidly migrate all Sprint customers to this network within three years.

It’s important to note that on day one, 20 million Sprint customers have handsets that are already compatible with T-Mobile’s network. We didn’t have this with MetroPCS. We’ll aggressively migrate CDMA voice to VoLTE via handset upgrades and maintain the 800 megahertz spectrum on CDMA until customers are migrated to minimize disruptions. We’ll then follow by integrating billing systems to minimize disruption to distribution, customer care and operations, and we’ll do all this while investing in areas like customer care centers here in the United States as we mentioned earlier on the call.

We completely rewrote the playbook on telecom mergers with MetroPCS by delivering more synergies than expected delivering them faster than expected, and all with a seamless network integration. When we announced the merger with Metro, the big question back then was how many customers can you hold on to? Well, we migrated a base of 8.9 million customers to T-Mobile’s network, and today, the MetroPCS customer base has doubled from the time of the transaction. And let me just note that the network migrations are done city-by-city. And the New York and LA migrations, for example, for MetroPCS had comparable subscriber sizes to key Sprint markets. So, we’re confident that our experience will guide us to success. And as you know, the Sprint team successfully integrated Clearwire to create a dynamic spectrum portfolio that will be critical for our 5G plans. Our leadership teams have both delivered over and over, and we’re set to do it again.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Thanks, Mike. In closing, let us just address the gigantic elephant in the room, which is why do we think this deal, when looked at on the facts merit approval. The answer is obvious. This is good for consumers, it’s good for the economy, and it’s good for our country. Anyone paying attention to our industry can plainly see this.

In a converged world, we have to build and use supercharged competitor that will bring lower prices and a better network than this world has ever seen before. This customer-obsessed company will be the leader in delivering a nationwide 5G network in the pivotal early years that will unleash a wave of new innovation for American businesses, catapulting us back into a leadership position and ensuring we will be a global economic and innovation leader in the 5G era.

Together, we will build a network with historic capabilities that will have the breadth and depth to reach every person across the country, ushering a new competition for the underserved rural American markets.

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

That’s right, Marcelo. There’s [audio gap] 00:27:07-00:28:07

John J. Legere

President, Chief Executive Officer, T-Mobile US, Inc.

Operator, can we take the first question?

QUESTION AND ANSWER SECTION

Operator: We sure can. [Operator Instructions] And we’ll go first to Phil Cusick of JPMorgan.

Philip A. Cusick	Q

Analyst, JPMorgan Securities LLC

Hey, guys, congratulations. It’s been a long time coming. First, I wonder if you can help us quantify the employee situation in the U.S. How many employees does both companies have and how many both international and in the U.S.?

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Yeah. And so, I’m not sure what you mean it’s been a long time coming. We just came up with this idea in the last month or two. Kidding. Your question on jobs is a good one. And let me try to break some of those numbers down and I’ll ask Michael and Marcelo to add in.

I believe currently right now if you take all forms of people that go to work in the morning and do something T-Mobile or Sprint, worldwide we have 240,000. We have 200,000 in the U.S. and we have 80,000 full time employees between the two companies, of course, anchored in the two headquarters locations that we will keep.

The job story for the company and if you break it down into several components, to get very specific when the world does detailed econometric modeling over the next several years based upon where we see this company going, we can point specifically to more jobs than the two companies will have on a standalone basis. Think something in the range of 5,000 to 7,000, 9,000 in rural America in and of itself, and that’s a conservative modeling so we can put forth the clarity that we know there will be more jobs in the future than in the past.

Now, that’s before we look at some of the exciting trends of possible things that we can do and that’s why we talk about seeing that expand to tens of thousands of jobs. But I can point with specificity to the fact that the jobs number is positive immediately.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

So, I would add the fact that any time that you plan to invest close to $40 billion over the course over the next three years in building a network, there’s going to be a tremendous amount of new jobs in all areas, ranging from engineering to deployment. So, we look forward. This is one of those few mergers that are actually going to be net job positive from the get-go. And this is a growth story, one that we plan to attract many new employees to a new company in the next few years.

Philip A. Cusick	Q

Analyst, JPMorgan Securities LLC

Marcelo, if I can ask you one more. Yeah. If I can follow up. How do you sort of protect Sprint from a regulatory rejection here in the next year given how much network work has to be done without wasting extra capital? Thank you.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

So, as you know, in the time of regulatory approvals both companies continue to operate independently and Sprint will continue to deploy its network plan. We’ll plan to spend in approved CapEx. We’ll continue to do business as usual in the coming time. Obviously, we’re looking forward to an expedited approval. We believe that this is one of those few mergers that makes all the merits for approval. And to recap on that, it’s one of those few situations where we’re going to go build an amazing network that is going to be good for the economy, good for consumers, we made a commitment we’re going to do it at lower prices and we’re going to create jobs. So, we feel quite certain that we want to go at it quite fast, but in the meantime, it’s business as usual, build the network, and our employees are very excited to continue to run this business.

A

And Marcelo, if I may add, as we’re talking about the company that we’re going to create going forward, the companies will operate independently until approved. But it’s very important that we both see the significant value of the existing companies of the employees, of the assets and capabilities. I mean, that is a critical part of what we’re trying to create. So hopefully, the message to both companies and both organizations is one of a future that they will be part of, that’s urgent and critical that they continue to focus on the future as a positive environment as well.

A

And so, I want to say that all those is fully embedded in the cost to achieve and the synergies and the full business plan. And we have a fully-funded business plan going into this very exciting combination.

Philip A. Cusick	Q

Analyst, JPMorgan Securities LLC

Thanks, Guys.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. Operator — unless Phil has five more questions, could we take the next one?

Operator: You bet, sir. We will go next to Simon Flannery of Morgan Stanley.

Simon Flannery	Q

Analyst, Morgan Stanley & Co. LLC

Thanks a lot. Good afternoon, everybody. Congrats on the deal. I think those are reference to a roaming arrangement. Could you just go into some more detail around that? Does that roaming still kick-in immediately? And maybe you can just summarize some of the financial impacts from that.

And then, on the tower count, the 85,000 towers, maybe if you could just update us on where we stand with both companies today and how you see that rationalizing. I know you looked at the synergies over a three-year period, but a lot of those tower leases go out five, six years and more. So, any color around that would be great. Thanks.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

I’ll start with the roaming and obviously we are — we’re excited that

Sprint and T-Mobile have signed this roaming agreement that starts right away and that’s going to continue after this deal, and that, obviously, gives Sprint customers access to a T-Mobile network, and, therefore, this is going to be extremely positive for Sprint customers. As it relates to towers and all of that, I’ll let John or Neville answer the question.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

All right. Neville?

Neville R. Ray	A

Chief Technology Officer & Executive VP, T-Mobile US, Inc.

I’ll take it, John. Yeah. I don’t think we’re at a point yet, Simon, where we want to go through specifics on tower counts and what’s going to happen and what’s not. I mean the bottom line is there are massive synergies as both John and Marcelo outlined in this transaction.

The ending site counts are enormous too. I mean there’s going to be 85,000-odd cell sites here. But in the process as we build this network and prepare it for 5G, there’s about 35,000 sites that will be decommissioned and that’s the major driver of the synergies that you’ve seen outlined in the financial plan. Obviously, there’s an intent there to rationalize our tower portfolios, as well as all of the other sites we have through the network. But those details will come through in time.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

So, Simon, I mean I think — Simon, can I just poke on those because I think it’s important. As the teams have been talking, network is a significant component of what we’re talking about. So, I would say that John Saw and Neville and teams have spent tremendous amounts of time looking at the network possibility which is important because about $26 billion of NPV of the synergies, out of the $43 billion is from network. By the way, 93% of the synergies are OpEx and 7% CapEx. So, you see with very little, if any, revenue synergies, so very hard numbers.

So, if you double poke on what Neville said, there will be at the start about 110,000 macro sites. Of which 35,000 will probably not make it to the the final network likely. We’ve got a lot of work to do, and 10,000 new would be created, and then you ultimately have about 85,000 macro sites and 50,000 small sites. So, it’s a massive network with a tremendous amount of planning that’s gone into it already. And Neville is just so excited to have this amount of toys to think about. He’s speechless.

Simon Flannery	Q

Analyst, Morgan Stanley & Co. LLC

John, have you had any chance to run this by Chairman Pai yet?

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Marcelo and I did call the Chairman right as we pushed the button on the release. We also spoke with all the FCC commissioners briefly.

Simon Flannery	Q

Analyst, Morgan Stanley & Co. LLC

Okay. And any feedback initially?

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

We commend Chairman Pai because he’s been — from day one, he’s been very public in saying that he would look at any transaction with an open set of eyes, which is definitely a refreshing view from the government.

A

And I think, as Marcelo said, all of the commissioners have expressed a desire to learn more and to judge what we’re bringing forth on the merits. I’m sure they were — they clearly saw our enthusiasm. And you see, it’s — suffice it to say, after announcing the deal and getting it to our employees and to the media tomorrow, Marcelo and I will be on our way to Washington to talk to everybody who would love to hear the details. A lot to do, but every question that we think is in the best interest of policy in America, is the root of what we plan on doing with this transaction. So, we’re very excited about it.

Simon Flannery	Q

Analyst, Morgan Stanley & Co. LLC

Right. Thanks a lot.

Operator: And we’ll take our next question from Brett Feldman of Goldman Sachs.

Brett Feldman	Q

Analyst, Goldman Sachs & Co. LLC

Thanks for taking the question in terms...

Brett Feldman	Q

Analyst, Goldman Sachs & Co. LLC

Can you guys hear me?

A

We sure can.

Brett Feldman	Q

Analyst, Goldman Sachs & Co. LLC

Oh, great. So, thanks for the color on some of the changes you plan on making to the network.

I was hoping we can spend a little bit more in terms of what you’re going to add. You talked about getting the 50,000 small cells. I don’t know if we know how many the two companies have today, any investment you’re looking to make in fiber. And then you didn’t talk about concessions in the press release. I’m curious whether you expect that you will be required to make meaningful concessions particularly regarding asset divestitures in order to win regulatory approval. Thank you.

A

Well, I’ll toss the ball to Neville to — we dare him to go into the details of the network pieces. If he goes too long, we’ll hook him, but it is — he certainly knows the details. I’ll just say a point up front. Obviously, we’re just starting a process and we’ve got an awful lot to do. We believe that the merits of this transaction when judge will be judged in an entirely different way. This is about taking America’s rightful spot in the 5G evolution cycle. It’s about supercharging the work that T-Mobile and Sprint have done.

It’s about job creation. And I would say going in, it is it is our expectation to suggest why this transaction should not be thought about on traditional lines and that the spectrum that we have is an important part of what we need to build the highest capacity network that the country has ever seen and desperately needs. So, the combination of the 600 megahertz and other assets that we have along with the [indiscernible] are critical building blocks of what America needs to deploy to take its rightful place and that’s what we’re thinking about. That’s what we’ll be proposing. And, Neville, did you want to talk...

Neville R. Ray	A

Chief Technology Officer & Executive VP, T-Mobile US, Inc.

Yeah. Let me just pick it up. I mean if I can just underline a couple of points that are well both John and Marcelo made. I mean the intent here is to create the mother of all networks. This thing is going to be something unlike anybody seen. And so, we need every ounce of spectrum that the combined assets of the company bring to the table here, that’s mid-band assets in LTE today, low-band assets, the millimeter wave assets, and of course the incredible 2.5 gigahertz asset that Sprint has. When you put all that together, you get to this vision and picture that Marcelo walked through of massive incredible increases in capacity, capability and performance. And we spent an incredible amount of time looking at the model, John Saw, myself, our teams, making sure that we can back up these statements in terms of performance, capability, and speed on this network. It’s incredibly exciting what we can do.

So, the way we get there, we talked about a massive network — massive macro network with a ton of density, 85,000 sites. The two companies combining those assets is an incredible formula. You compound the benefits of an incredibly deep spectrum position. On top of that, you spill off a lot of capacity and capability.

Brett, you asked about small cells. I think it’s safe to say if you exclude DAS today, the small cell count between the two companies is less than 10,000. We would reference or look to that going to about 50,000. But that’s materially less than the two standalone companies would have had on small cells, probably half of what the two companies would have looked to build over a rationale timeframe. And why, because we have an incredibly dense and strong and powerful macro network that will avoid the build.

You also asked about fiber. We’re already building fiber into the network on both sides that supports a 5G vision. We’re very comfortable with that path forward. And so, we can assemble all of the assets we need: the sites, the backhaul, the spectrum, and deliver a truly incredible 5G experience for the U.S.

Brett Feldman	Q

Analyst, Goldman Sachs & Co. LLC

Thanks for the color. Appreciate it.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Hey, Operator, if we go to the next question, I want to make sure people know, we’ve got live feeds to both the Sprint and the T-Mobile [indiscernible] Marcelo. So we are seeing all your questions. We will take some back and forth as we take the messages on the phone as well.

I just want to point out to you that the benefit of having this reach out to mass audiences is — that the benefit of having this reach to large audiences is you see questions of all types. And as we are now announcing the most historic transaction I believe in wireless in the world, one of the questions that came in that shows you the nature of what people are concerned about is. Nick wrote in a question that said, can you comment on what implications this merger will have on Slow Cooker Sunday? And I want to get to that because it is important. I would like to point out that we’ll have zero impact as shown by 10:00 this morning. I made Slow Cooker Kansas City barbecue ribs. So I know you’re concerned about that, it will go forward as usual. Hopefully Marcelo will be a guest and we’ll make something wonderful.

Okay. Operator, with that, we will go to the next question on the phone.

Operator: Yes, sir. We’ll go next to Scott Moritz of Bloomberg.

Scott Moritz	Q

New York Reporter-Bloomberg News, Bloomberg LP

Yeah. Hi. This is Scott Moritz. Question for the team there. Maybe you can help — it seems people need some convincing on the jobs front. The large synergy number seems to require some removal of redundant positions as mergers usually do and also redundant network equipment. Yet you say your employee totals are going to go up in the thousands day one. Just want to get a better sense of how that happens.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Yeah. Let me ask Mike Sievert to answer that.

And, Scott, obviously people have a long time to sit on their historically prejudiced questions about the potential of this transaction. So, we know that’s an anticipated set of questions along with the others. But let me ask Mike to go through that. In fact if, you’d like him to he can name the individuals by a...

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

Hey, Scott, you’re right. I mean this is — we’re saying this is going to create jobs because we have a pretty integrated plan that’s detailed. And right now, as John said earlier, we have about 200,000 people domestically that come to work every day working on Sprint or T-Mobile both direct employees, as well as, kind of in our stores and other locations. About 80,000 of those are full-time employees of the two companies themselves. That’s going to grow. Both of those figures will grow every single year, right from year one, and there will never be a year in our planning period where it goes lower.

And that’s for a few reasons. Number one, we’re going to get right out of the gates with expansions to chase growth. We’re going to be hiring business salespeople. We’re going to be expanding our retail fleet into rural areas. We’re going to be transferring over to the T-Mobile approach to customer care, which is much more domestic, and that creates a lot of onshore jobs. We have new businesses that we’re going to be chasing because of 5G. And as Marcelo pointed out a few minutes ago, we’re going to spend $40 billion on this network, which creates engineering and construction jobs nationwide especially in rural locations. There’s a $15 billion cost to achieve this. So, you’re right.

Eventually, there are synergies. But what happens is by that time, the company is a lot bigger. And so, a lot of the kinds of jobs that scale with revenues will be kicking in by then, and that’s why we can confidently say even when those synergies are being realized, the net amount of jobs will be significantly created — greater than the two stand-alone companies.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

And this is only direct jobs and now I put my hat, my CTIA hat. And then you start looking at jobs that are going to be created because of the 5G network and implications are enormous. I mean, we’re talking that once all U.S. carriers have their 5G networks up and running, you are talking about a total of minimum of 3 million new jobs when new use cases are being created. I don’t see any other industry that has the capability to deploy 3 million new jobs in a short period of time.

So, we have direct jobs that we’re creating, but at the same time you’re talking millions of new jobs that are going to be created because of the deployment of 5G. And one of the things that we feel really good about it is we plan to invest the $40 billion in the next three years to deploy our 5G networks. And what’s that going to cost is obviously our competitors never stand still. And that’s also going to accelerate their 5G deployment. And when you do that, more jobs are created, more economic stimulus are created and innovation will remain in the U.S. and I’m sure that with this, we’re — in the U.S., we’re going to take the lead on 5G again

A

So, Scott, I apologize if we’ve seen — schizophrenic on this because we know that as this deal gets scrutinized and reviewed, there are very specific detailed modeling that will be done to prove what’s going to happen to the consumer, what’s going to happen to jobs. So we’re airing here on the side of conservatism and pointing out that it’s going to be job created.

When you get into what we truly believe we will have the impact on in America which is causing amongst other things, causing AT&T, causing Verizon, causing Comcast, causing others who are under investing in the future of 5G to respond and invest. That’s going to have an impact immediately that you can see as a result of this transaction. And then also as Marcelo said that CTIA has done a good job of defining the size of the price for leadership in 5G and it’s gigantic and right now, we’re behind.

Right now, China has a lead on the United States in moving towards leadership in 5G. Korea has a lead. That can’t happen, and this transaction is a major way that Sprint and T-Mobile know we need to respond together in order to provide that for this country. And we think we can drag the rest of the players, kicking and screaming to the price, which is American leadership in 5G as we had in 4G.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. Operator, I hope you have other questions entire screen is full of messages from [indiscernible] that I’m trying to ignore. So, maybe we have somebody else call again.

Operator: Yes, sir. We do have other questions in the queue. We have our next one, from Jennifer Fritzsche of Wells Fargo.

Jennifer Fritzsche	Q

Analyst, Wells Fargo Securities

Great. Thank you. Great. Thank you for taking the question. Two, if I may. Can you talk about what happens with the networks in the next 12 months? Do the plans stay the same that you both individually announced?

And then secondly, Neville, you mentioned millimeter wave spectrum. If my math is correct, that’s between the two companies you really only have a spectrum of that bandwidth in Ohio. Now there is an auction coming up. Does today’s news impact either of your participation in that auction? Thanks.

Neville R. Ray	A

Chief Technology Officer & Executive VP, T-Mobile US, Inc.

You want me to take the millimeter wave first? Let me do that.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

You take that and I’ll talk about the auction.

Neville R. Ray	A

Chief Technology Officer & Executive VP, T-Mobile US, Inc.

Yeah. So — well, we can do both. So, yeah. Jennifer, thanks for the question. I mean, our millimeter wave holdings today, excluding Ohio, are 200 megahertz across 100 million ports. So, that spectrum is in 7 of the top 10 markets across the U.S. So, we do have millimeter wave assets, both in the company today and, of course, we will leverage those fully in the combined company. So, that piece is strong and solid, and we absolutely believe that millimeter wave deployed in the urban environments is a smart and cool strategy, but, as John outlined earlier on, certainly not one that you would look to leverage across the vast expanse of the U.S. and its 3 million square miles.

A

I think either one of us could answer this and it’s a bit of a non-answer, because it’s kind of territory we need to wade into. Obviously, each company will be operating itself independently until the transaction is approved. Each company has its own opinion on whether they will participate in the millimeter wave auctions. And pretty clearly, you would expect that everybody in our industry would be highly interested.

There may be rules associated with how this transaction could impact that. And obviously, if the rules of the auction have an impact on our ability to do it, we would likely be looking for a waiver to allow what the country, complete participation if possible as well as our individual abilities to participate as you would expect individual companies waiting for approval would want to do. So, it is an intent. Obviously, we won’t be able to share those intents or do it together, but we will be working on the rules of that process to see if we’ll be allowed to do so. I hope that answers the question complete enough but it’s...

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

Jennifer, from a sprint perspective, I would tell you that our network just got a lot better. The roaming agreement is significantly better, and it’s going to help the Sprint customers. So, we love that, or never could be better. While at the same time, we’re going to continue spending the same amount of CapEx that we have predicted, and we’re going to continue with the rapid deployment of 5G, and we believe that Sprint will be ready to launch a first mobile 5G network in Q1 2019 that we said in the past.

Jennifer Fritzsche	Q

Analyst, Wells Fargo Securities

Okay. Thank you.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. As we move to the next dial-in question, I see one here from Bill Hall which I think is a good one, and I think we can talk about and Mike you can talk about as well. John and Marcelo, you talked heavy on consumer benefits. Is the company going to add competition in the SMB or enterprise market? Now that’s a fantastic question because, obviously, amongst the areas that we think need — potentially are being left behind, rural is a gigantic one.

Rural America just has not had alternatives to the traditional players of AT&T and Verizon. We plan to change that. Broadband, many players, many customers in America have one choice or no competition. And by the way the business market in the enterprise market AT&T and Verizon have four times that market, and it’s just something we significantly plan to change as a huge benefit. Mike do you want to talk about that.

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

Well, the dominance that AT&T and Verizon having this market is just proof of how many companies and government entities are just paying way too much for wireless. We’re going to change all that. And the capacity of this network is going to make the combined company more competitive than we’ve ever been. And in anticipating that capacity, we’re going to get right out of the gates with a massive hiring spree.

We’re going to be adding 1,000 people to our enterprise group after closing the first 18 months in order to seize the opportunity because we know we will finally have a set of network capabilities that are game changing and really able to bring real competition to AT&T and Verizon for the first time, so this is a big part of the strategy going forward.

A

And I would say that Sprint has been a big player in that market. This is a set of capabilities and knowledge that are going to greatly enhance our integrated capabilities here.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. Operator?

Operator: All right. We will go next to John Hodulik of UBS.

John C. Hodulik	Q

Analyst, UBS Securities LLC

Thanks, guys. I guess first for Marcelo. I guess the narrative coming out of the talks last time was that SoftBank and Masa wanted to maintain control of the Sprint asset. What’s changed over the last six months to the extent that you guys are now comfortable not having control of the assets?

And then, maybe a couple of thoughts for Neville. How soon from the date of close can you start taking down the Sprint Network and could you talk about how much capacity you’re going to need to add to start to bring those customers over? I mean will you have to add capacity in every market or is it just the big markets? Some more color on that would be great. Thanks.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

Great. So, it’s fair to say that this is Masa’s vision back to 2012. I mean when Masa bought the Sprint in 2012, and when at that point in time we tried to do a transaction to merge with T-Mobile that has been in the works since 2013, the combination of these two companies. A lot of people talked about what happened last year. Well, the simple answer is last year we never had a deal. We never come to an agreement, and this has changed.

And I think that the big change of why we were able to do this so fast because this happened real fast from the time John and I engaged and started talking about 5G. It’s a very simple rule of business is both companies need each other. The reason why this is going to work is T-Mobile cannot do the 5G strategy without Sprint and the

Sprint cannot do it without T-Mobile. And those are the best partnership or best mergers ever made is when two parties need each other, and this is why we’re here together because neither AT&T nor Verizon have the spectrum or the money in order for us to go build the type of 5G network that we’re going to build.

So this was reinitiated by John and myself just having informal discussions and talking about what’s the art of the possible, what could this network be. And then, the next question is imagine the products and services that we could bring to our combined customer base and to the new customers are dying for the type of services we want to bring. And then, creating a merger which is going to be job positive.

And lastly, the desire from the government that you hear every time that we want to continue to be the leading country in tech. And when we look at the recent publishing from CTIA that says that the U.S. is leading — it’s losing its lead to China and to Korea, we decided it was the right time to do it. This was done in record time, it was incredibly friendly, and it’s between two management teams that shared a common vision including our owners both SoftBank and DT.

So, we’re very happy. We’re excited of the rationale. But we’re more excited in terms of that I think this is the merger that the regulators are looking for because it meets the criteria of jobs, more competition and a better product for consumers.

A

Thanks Marcelo. John, let me follow up on your pieces on integration and migration. So, I mean job one on these networks is to make sure that we deliver a flawless customer experience for both the Sprint migrating customers and the T-Mobile base. And so, I’ll answer your two questions in one go here. So the first job is to really build the capacity on the anchor network to support the migration.

So, what does that mean? On many of the T-Mobile sites, we will obviously be building out the 2.5 gigahertz spectrum. On the sites that will be retained from the Sprint network in the combination, we’ll be adding the wealth of mid band in AWS and PCS and so on, and 600 and 700 on to those sites. So, there’s a lot of radio work that needs to happen to support the eventual migration path.

Now, if you think about the capability to migrate, there are a large number of customers already in the Sprint network that have compatible handsets with the T-Mobile network. We broadcast to MNCs off the T-Mobile network. The Sprint customers can move very quickly. Time frames, it takes two to three years to complete migration and integration.

But I would point back to Mike’s comments and what happened with MetroPCS, there were markets where we commenced migration within two weeks of the close of the transaction. There were others it took us two years. So, it all depends on the size of the migrating base and the pace at which you can drive the integration CapEx into the network.

We’re very, very confident on our track record, on the size and scale of the site decom and so on that’s in play here that we can attack this and break the back of it in site three years, if not before. So, we’re very confident in the path. In terms of when we would start to decom sites, you start to move into the decommissioning as the final phase, because the last thing that you want to do is obviously drive disruption in the migration customer experience.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

And Neville, I just want to use this opportunity to amplify. Neville clearly has been a very prominent figure in driving our company and part of the definition of where we’re heading in the future. But watching Dr. John Saw and Neville together has been something fantastic. The combined knowledge of these two and the cooperative spirit that is looking ahead, I’ve never seen two such capable people get so excited about the possibilities of what they could do together. And I want to acknowledge John and his leadership and what he’s done with Sprint’s network capability and how important that knowledge is to what we’re going to build together.

Okay. Operator, I fear the next question but go ahead.

Operator: We will take our next question from Walter Piecyk of BTIG. Go ahead, sir.

Walter Piecyk	Q

Analyst, BTIG LLC

Good morning or good afternoon, John. How are you doing? And Marcelo. Good to be on a call with Marcelo. Finally.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

You probably cut in front of the line.

Walter Piecyk	Q

Analyst, BTIG LLC

Yeah. You finally let me on, Marcelo. It takes a merger to make it happen. The expectation for the deal to close in the first half of 2019, does that assume or does that include the risk of a suit from the DOJ or would that obviously push the timing out further?

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Now I see why you never got to ask questions from Marcelo. No. Obviously — well, I did say you know the process. There’s many groups, Washington, and DOJ, and state POCs, et cetera, that we can’t prejudge. We certainly have complete sets of timelines. We could have been optimistic and say from Q1 to Q2 but we have a timeline. But clearly we are not the driver in that. And whatever the process is that’s required, we’re hoping for a rapid approval process.

We’re extremely confident on every piece of how this is going to be judged and the answers that we have. So we certainly are going to accelerate the use of our time to making sure we work through that process. But we’re not prejudging any individual group who’s going to opine on the deal, what’s important to them, and the amount of time that they’re going to take.

Walter Piecyk	Q

Analyst, BTIG LLC

Okay. So then going back to Jennifer’s question, if this deal does take a year or whatever it is

I think you said you’re going to continue to invest in the network. So, if it’s a year, year-and-a-half, we’re not going to hear anything from SBA or Crown saying like, oh no, Sprint pulling back from the MLA data sign. You’re going to invest full-speed ahead and that’s not going to impact the synergy number that you’ve cited.

A

Yeah. We fully taken into account all aspects — yeah, we fully take into account all aspects of the developments in both of our businesses in finalizing the business plan and sizing the synergies, and I think it’s been very clear. It’s business as usual for both companies until close of the transaction.

Walter Piecyk	Q

Analyst, BTIG LLC

And Braxton, the $6 billion synergies, you said that was — there was taxes involved. So, what’s the EBITDA synergy?

J. Braxton Carter	A

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

So, if you go to the slide deck that we posted, 93% of the $6 billion plus in run-rate synergies is OpEx, 7% is CapEx and the $43 billion plus is discounted at a rate of 8%. And is tax affected using the new tax reform rates.

Walter Piecyk	Q

Analyst, BTIG LLC

Okay. Got it. Thank you, and congrats. Good luck with the approval process.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Yeah. And these great questions, and it’s certainly that there’s two stories here that are important. One is what’s important in the country and why this answers the questions associated with the U.S. leadership, competitive threat from China? How the deal has been impacted by the positive nature of tax reform? I mean there’s a layer of this from the Trump-led tax reform that has increased the value of this and it will increase our ability to invest as we go forward. There’s story about jobs. There’s story about competition.

On the other hand, the shareholder impacts, the economics associated with this deal, the size of the synergy, the ability to significantly delever because of the size of the cash flow is a tremendous, a tremendous shareholder story at the same time. And they’re not impacted by, as we would say, a period of time that both companies will aggressively run their individual businesses going forward, we’ve taken all that into account.

So, it’s really from all sides, an amazing transaction, which has brought us here together. But thanks for your questions, Walt, and welcome back to calls that involve Sprint.

Operator: And our next question comes from...

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Excuse me, operator.

Operator: Go ahead, sir.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Because, again, there are number of questions coming in and Roger Cheng, if you just roll this one up a little bit, I think he’s — that way. Okay. Roger, who we’ll be talking to later today, hey, John Legere, Mike Sievert, Neville Ray. He sort of reached out to everybody, figuring one of us would take it. I just want to point out, Roger, it was me of that group that listened to you.

How do you plan on getting the U.S. to that 5G leadership position, when you’ll be dealing with the network integration and getting approvals with that deal? Will the merger process slow the move to 5G? Neville?

Neville R. Ray	A

Chief Technology Officer & Executive VP, T-Mobile US, Inc.

Yeah. Let me kick this off and I’ll ask John Saw to say a few words, too. I mean, one thing is kind of buried in the discussion here. So, we move forward and we drive this major investment into this combined network. Think about every dollar here is going to be a 5G dollar, Roger, right? So, we’re blessed in terms of timing on this transaction, whereby we can now deploy and we are deploying 5G capable equipment.

So, that’s where the money is, it’s in the hardware, it’s in the placement of that hardware on the site. So, you think about timing on this transaction.

And if we’re into 2019 and we’re rapidly deploying integration — deploying integration of the two companies, we will be deploying 5G-capable gear with software by that time at a pretty furious pace. And so, the integration presents an incredible opportunity for the combined business to drive accelerated investment of the pace that neither of us could do on our own, as Marcelo mentioned, into the 5G opportunity. You look at handsets and capabilities, we’ve both got strong plans on that front. And so, 5G is coming in 2019 in a material way as standalone businesses, but when you think about what we can do from a combined perspective it’s even more exciting. John, you want to say a few words on it?

A

Yeah. So to build on that point, one of the ways to move fast in 5G that we are already working on is a technology called Massive MIMO. And with Massive MIMO, we are able to actually upgrade existing towers so you don’t need to look for new sites and new towers. Saves you a lot of time in acquisition and zoning. And with Massive MIMO, we’re upgrading existing 2.5 sites and using Sprint now in able to basically simultaneously broadcast LTE and 5G at the same time.

So, you kill two birds with one stone. There’s cost efficiency. And more importantly, that’s also time efficiency as well. We can move really, really fast. So, that technology will be used in the combined company, and that’s one of the ways that we can move fast by upgrading the combined towers. And many of the 5,000 towers will have Massive MIMO capability that will allow us to cover big territories with 5G.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. All right operator next one.

Operator: Our next question comes from Mike Rollins of Citi. Go ahead, sir.

Michael I. Rollins	Q

Analyst, Citigroup Global Markets, Inc.

Hi. Thanks for taking the questions. What are each of you experiencing within your results from the bundling of over-the-top video services? I realized you’ve only been doing that for some time. And how do you view the importance of these types of bundles as you look at the prospects for the pro forma company?

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Well, first of all, I’ll say what we’re experiencing in our results we’ll both report next week and not today, hopefully. And, Marcelo, you start.

Marcelo Claure	A

Chief Executive Officer, Sprint Corporation

I think we both entered this merger with great momentum, I mean I think if you follow with Sprint, we’ve been quarter after quarter delivering record financial results. So, it’s nice to go into transaction at this having positive momentum. We’re looking forward to having our earnings at the later part of this week and been able to share with all of you. But definitely, the momentum continues and we expect this strength to continue. And when you look at between these two companies, we’ve pretty much taken a big part of the growth over the last few years.

A

Just to add on to the question of OTTs specifically. The fact that both of us each independently chase this opportunity should tell you something. That was a key part of John’s remarks a few minutes ago. These markets are converging. All content in communications of all kinds are moving to the Internet. The Internet’s moving mobile. People are consuming more and more and more media on mobile devices and the question is will mobile networks reach a place where they can truly bring real competition to wire line broadband especially in rural markets. And that’s one of the things we’re so excited about with this combination because we finally can.

This network has the capability and not just to be a wireless network but to carry your video signals wherever you may go including rural markets and right into your house and be a true alternative in the long run to a market that’s been left behind for too long by companies that just wouldn’t serve those areas in rural markets. So, that’s an exciting aspect of this. And the fact that we’re bundling these things in, it just shows how ready consumers are to consume media using mobile connections and eventually to consume media in their house using mobile connections.

Michael I. Rollins	Q

Analyst, Citigroup Global Markets, Inc.

Thanks very much.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Operator?

Operator: We’ll take our next question from Amir Rozwadowski of Barclays. Go ahead.

Amir Rozwadowski	Q

Analyst, Barclays Capital, Inc.

Thank you very much and good afternoon, folks. Two questions if I may. First, we talked a bit about sort of no change to the spending strategies for either company. But how should we think about our potential change in the go-to-market strategies by the companies at the moment? If we think about opportunity to continue to gain share and things along those lines, that would be helpful.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

So in the short run, we got to remind everybody that we continue to be independent companies, even though right now we’re here together or employees out there competing and trying to bring T-Mobile customers into the Sprint network, and I imagine vice versa. So, nothing is going to change. Now when you move forward in the new company, I’m going to let Mike Sievert take the answer of how would the new company going to operate. And I think — I just think he’s going to have a remarkable set of assets to put together, a remarkable set of brands in order for us to continue to take on the competition.

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

As John said a few minutes ago, I mean everything about this operational plan hinges on the network. And what’s interesting is one of the big questions everybody will have of all of us is will this combination result in more competition or less competition. Will it result in lower prices or higher prices? And I’ll tell you, we have a detailed operational plan and we intend to bring it to AT&T, Verizon, Comcast and others.

This network has an unprecedented explosion of capacity and what capacity allows you to do is compete. And so, this competition is going to result in lower prices for Americans. And by the way, probably not just for this new company. It will probably result in lower prices for customers of Verizon, AT&T, Comcast and others as well. And we’ve fully anticipated all of that effect in the synergy numbers that we’ve given you because we know that this competition will result. We’re going to be the ones that bring it. And even so we’ll be able to achieve the kinds of cash flow outlooks and synergy achievement that we shared in the deck today.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

I think it’s — well, first of all, I want to acknowledge in addition to those of us that have spoken that Michel Combes who has been driving things with Marcelo at Sprint is here and I’ll let him speak up with you. Anything you want to say, Michel?

Michel Combes

President & Chief Financial Officer, Sprint Corporation

I’m fine. Okay. If we got any question other questions.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. Now, what’s important is, again to your point and we’re very comfortable with this, part of what I believe we respect in each other is the way we attack the market and the way we go to market aggressively, and we fully expect both parties to leave here today and for the foreseeable future to go continue to do that.

It’s important to note that we spend, both companies, most of our time going after the duopoly, and attacking that market. And frankly one of the biggest commitments that we have here together is not only that starting tomorrow until this deal is done we’ll continue to each independently do that, but the commitment is when we come together we will not only continue to do that in the United States, we’ll double down even more.

So, what you come to expect from T-Mobile and from Sprint you’ll continue to see tomorrow and when we come together you can expect to see that even greater. That’s part of what we want to do. A lot of times people worry in deals about lessening competition. This is going to be about causing even more competition than this country has ever seen, and that’s exciting.

And I’m sure we’ll continue to — Marcelo and I will probably be attacking each other on Twitter tomorrow afternoon just to keep up the spirit.

And John, for consumers listening, the same thing is true on the product and services side. We’re seeing questions across Twitter here for both handles. There are Sprint customers out there asking is this going to be okay because I picked Sprint on purpose, not T-Mobile, and vice versa. And I’ll tell you, whatever your perception is of the T-Mobile network and whatever your perception is of the Sprint network, this new thing that we can create together is completely unprecedented, better than anything AT&T or Verizon can bring in the next few years and better than anything either of these two companies could have done individually. So, it’s not just about pricing. The service we’re going to be able to provide on this combined network will be unprecedented, and our customers are going to love it.

A

I’ll just add an important point. We have — we, together, have — remember, it is a very good point, Mike. We have Boost customers, Metro customers, Virgin customers, Sprint customers, T-Mobile customers that are sitting there wondering what does this mean to me. And we can emphatically say for every one of them, this is good, this is a great future, and we’ve got that in mind. It’s an incredible portfolio of friends and employees and customers that we greatly respect, and we don’t prejudge what we’re going to do with those.

So, when you hear that the company will be called T-Mobile, don’t jump to conclusions as to what it is we’re going to do. We are we are humbled by this group of brands and customers that we have. And if you know, when we merged with MetroPCS, we have — since five years ago in the merger, we have twice as many Metro customers as we did and three times as many employees, right. So, we have a track record of respecting and integrating in using brands and customers in a great way.

A

And John, one last word on competition. Another reason why we’re sharpening our pencil here is that we know that this market has changed. New entrants have rushed into this market to compete with us. This is long since passed, no longer a four-player market.

Comcast last year took more net adds as John said earlier than AT&T and Verizon combined. They’re now more than 0.5 million. Charters coming in. Others may as well. So, things have changed dramatically and that caused us one thing, it causes us to make sure that we prepare a set of services that are extremely competitive in this rapidly converging market.

Amir Rozwadowski	Q

Analyst, Barclays Capital, Inc.

Thank you very much. Just one quick follow-up if I may. If I think about this merger, obviously, you’ve got two very influential global parents involved. How much opportunity set is there to bring in some influence from either

Deutsche Telekom or from SoftBank into creating some of these new services and new opportunities, given some of the portfolio of companies under the umbrella there?

A

Yeah. So, I’m going to wear my hat off as a SoftBank board member and I can share massive vision here that we cannot be more excited in order for this merger to occur and all of our affiliates or portfolio companies share the same vision that we work very well among affiliates in terms of continuously looking for synergies and ways to work together.

And I think as this company builds the type of best network it’s going to build, I think this is going to be great because this is what’s going to enable finally autonomous cars, drones, AR, VR. And if you look at SoftBank, that’s we’re making investments. So, we look forward as SoftBank to work with the combined company in the coming years.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

I think that’s a great question and something that we want to point out, that as we look at the synergies and the value that we’ve put forth, it’s specifically not there not because it’s not there, but because we’re keeping this very concrete on the things that we can do.

Now, Marcelo’s talked about his and Masa’s vision. And certainly, to have this kind of a capability created, which is in some ways the core and the anchor of so much of what SoftBank and others are investing around, this is a necessary innovation engine for that. And 5G is going to drive so many of these things. So, we’re not pointing specifically to what that value is but it could be one of the biggest components of an innovator like SoftBank is of what’s necessary for them to continue to invest and to get value out of those investments, so a good question. Thank you.

Okay, operator?

Operator: Our next question comes from Jonathan Chaplin of New Street Research. Go ahead.

Jonathan Chaplin	Q

Analyst, New Street Research LLP (US)

Thanks guys. I’m joining very late, so my apologies if these have been asked. In fact, I’ll just rip through a quick laundry list of questions and you can ignore the ones that have already been asked. So, first of all I would love to just get some more color on what you see as the addressable market for fixed wireless broadband. It sounds like you see opportunities in rural markets, urban markets. It sounds like it’s pretty close to nationwide.

And Neville, I’m not sure if you’ve already given some color on what you think is required in terms of fiber investment to support that business model. But that would be great to understand. And then for Braxton, I was horrified to see leverage going down to zero over time. We love the capital return program that you’ve put in place at T-Mobile. Would love to hear your thoughts on how that evolves.

And then finally, I guess also for Neville, spectrum divestitures, are you expecting any? And how — if there are divestitures required, how that might impact the synergy and value realization plan?

And then finally, finally, congratulations for getting this deal done. It’s fantastic. I think both sets of shareholders should be really happy.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Well, since you were nice at the end, why don’t we go back to the beginning and just go through our comments, so that you can — just kidding. And you can go back and listen, we’re pretty clear on why we think that the traditional look at divestitures is not the way this deal should be looked at and not something we anticipate. We do understand all the value creation options and we’ve certainly looked at it.

On your question to Braxton and leverage, I’d just point out, the operative word in your statement was theoretical, but it is great to see, but it raises an opportunity point. I think we’ll come to fiber, if it’s something you want to say about it. But I think maybe, Mike, I think the operative word was fixed wireless broadband was probably not a way to look at it, but maybe you can talk about it.

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

You’re right. It’s so interesting. I mean, there’s a huge opportunity to just take on broadband and areas that has been such an uncompetitive market and consumers have had so few choices. That’s about to change and for two reasons. Number one, wireless customers are going to grow in terms of the number of customers that use wireless only. Today, that’s been rapidly growing, it’s a double-digit now, people whose only broadband connection is wireless, but the capabilities of this network, that’s going to grow rapidly.

Number two, the network will have such capabilities that yes, some people will use it for their household connections

And think about this, we said that the speed in the near term with our concrete plan, the average speed would be 15 times what we have today. Now, you know our average is already over 30 megabits per second. That means we’re putting together a network that will have 450 megabits per second average nationwide speed. Not peak speed in a few sporadic parts of a few communities like AT&T and Verizon are going to do, but nationwide on average. And, of course, 450 megabits per second is something that’s competitive for home Internet connection. So, that’s going to be an exciting opportunity.

Okay. I think we have a couple more questions. Operator, let’s go to the next one.

Operator: Sure. Our next question comes from Matt Niknam of Deutsche Bank.

Matthew Niknam	Q

Analyst, Deutsche Bank Securities, Inc.

Hey, guys. Thank you for getting me in. Congrats on the deal. Just two quick ones, just given most of my questions have already been answered. One, how does the merger affect the MVNO agreement Sprint’s put in place with Cox and LTEs. And then I guess bigger picture, are there bigger wholesale opportunities contemplate as you are given a significant capacity the pro forma network would have?

And then just second one for Braxton. There was no real — I didn’t see it, at least, in the call comments around TMo benefiting from Sprint, but I would assume that would may be push out further timing for cash tax payments at the pro forma company then, if you could provide any clarity. Thanks.

A

As it relates to Sprint’s LTE and Cox agreements that we have is business as usual. I mean, we continue to deploy small cells across both LTEs and Cox areas, and we’ve got in phenomenal result. And that suggest another tool kit as it relates to deploying a network and it is a very important tool kit for us and is potentially part of the new network plan that’s going to be determined when these two companies combined.

A

J. Braxton Carter

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Yeah. On the tax situation, NewCo will not be significant tax payer until 2025, and the charts that we have in there reflect that, but it just shows the power of the mass of cash flow generation, which is going to drive value for shareholders and more importantly is going to allow us to supercharge our competitive position here in the U.S. with lower prices. But a very good tax will go into [indiscernible] in more detail later.

A

I think to your point, Brax, just to amplify, tax reform has had an impact.

A

J. Braxton Carter

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

A big impact.

It has a positive impact and it’s going to have a positive impact as to what we’re going to do going forward, and I think that’s important. There’ve been kind of mixed reviews in my opinion of what major corporations have started to show what their intent is about tax reform, and I would just say, our plan as amazing as they are, have a component in them that is accelerated by this tax reform. So, Mike, do you want to talk to this?

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

Yeah. Lastly on wholesale, pretty simply, the two companies when you combine them up have nearly 30 million connections through wholesale partners. And speaking for the T-Mobile side, these are very strategic partnerships that we value highly and I think there’s a huge opportunity to the premise of your question, to continue to serve partners in the years ahead with this high-capacity network.

Matthew Niknam	Q

Analyst, Deutsche Bank Securities, Inc.

Got it. Thank you.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. We have two more. That’s an interesting point, Mike, because I think one of the things that we didn’t really crank through is the new company has 127 million customers in pro forma and 70 million branded postpaid customers and 30 million branded prepaid customers, and if you keep in track the 100 million branded customers, it makes us immediately from the start a sizable competitor to Dumb and Dumber who really could use that as the country code as well. Okay. We have two more — What would a call be without inserting at least one statement about the duopoly. Okay. We’ve got two more questions. Operator?

Operator: We’ll go next to Mike McCormack of Guggenheim Securities. Go ahead, sir.

Mike McCormack	Q

Analyst, Guggenheim Securities

Hey, guys. Thanks. I’m sorry if I missed this, guys, but with respect to the dual headquarters, what’s the industrial logic around that? And then, as we think about the market overall, there’s been a thesis out there on market repair. It sounds like we don’t need to go in the other direction, meaning more aggressive pricing perhaps.

And then lastly, just for Mike, just on the Sprint subscriber basis. When you look at that base, how does it differ from T-Mobile? Does it change your go-to-market strategy at all as you try to integrate the two customer bases? Thanks.

A

Yeah. Let me take the first question. I think it’s sort of a no brainer for me. Two great companies are coming together and they have two fantastic headquarters locations, two amazing communities for people to work, two great labor forces, and two great places to attract more talent. So it’s just — it’s a complete no brainer that this company will be anchored around two major headquarters locations, the energy and the talent of the people there.

And again, as we’ve gotten to know the two companies, certainly Seattle is known as a great place to live and work. Headquarters of Sprint is a fantastic place that we’ve seen to attract talent, place to live. And so, core this company is going to be both locations anchored with the teams that are there. So, I couldn’t be more emphatic about that. Did you want to go? Was there a second part to that?

A

There was a question — the second question about the two customer bases. Yeah. This is really an exciting opportunity for us. I mean, essentially, as I said in my remarks, first of all, 20 million of the Sprint customers already have handsets that are completely compatible with the T-Mobile network. So, the task of bringing these two networks together is made simpler by the fact that technology has advanced in recent years including every single recent iPhone from the last few years being completely compatible with each other’s networks. Huge opportunities for us.

The Sprint customer base has a higher ARPU than T-Mobile. It has a different profile in many ways. And I think as we bring these two customer bases together and serve them with an unprecedented network capability, they’re just going to be very appreciative. And we’re planning on seeing over the years, because of these unprecedented network capabilities, churn rates in both customer bases fall in the years to come and that’s an exciting opportunity as well.

A

Okay. And...

Mike McCormack	Q

Analyst, Guggenheim Securities

Yeah. Just — Mike, just a...

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

Go ahead.

Mike McCormack	Q

Analyst, Guggenheim Securities

Sorry. Just a follow-up, Mike, I’m thinking about like the customers that may have been attracted to Sprint on like the free deal. Does that cohort concern you at all as you think about integrating the bases? Obviously, it could be over by the time this deal is closed, but just the kind of customers that have been attracted to that type of offering.

G. Michael Sievert	A

Chief Operating Officer, T-Mobile US, Inc.

The short answer is no. And you might not be surprised, this was a subject of quite a bit of discussion in our diligence. And if anything, we see upside there. This is something that we learned a lot by listening to the team during diligence. And I came to the conclusion, among other things, that the CRM capabilities on the Sprint side are super impressive. The ability to understand every customer, the experience they’re having, and make sure that they remain on an offer that’s appropriate to them is something that’s gotten Sprint this far. And I’d love to learn more about it, but we were very impressed with those set of capabilities.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

And as we’ve got the last question, I would say on that point, part of your question was those kinds of customers, and I would say those kinds of customers that Sprint has are the same kinds of customers that have been attracted to T-Mobile, somebody looking for a competitive alternative at a good price and value proposition. And we’ll certainly find that there’ll be a great integration of them as well as we assume significant amounts of customers from the duopoly.

Now, I’m going to say this. We’re going to go to the last question. I do want to acknowledge, there are a huge number of questions we didn’t get to on social and on the call. I apologize for that. We are going to use all the input that’s coming on social as a way to really kind of deep dive on the questions that people have. But we are going to go to the last question on the call since it is Sunday afternoon. Operator?

Operator: And that question comes from Ric Prentiss of Raymond James. Please go ahead, sir.

Ric H. Prentiss	Q

Analyst, Raymond James & Associates, Inc.

Yes. Thanks, guys. It’s really an exciting combination, a lot of potential. Two quick questions for Braxton. You had mentioned obviously no dividend or stock buybacks while we’re going through this. You’d also in the past mentioned that you might be interested in tuck-in acquisitions. I assume it becomes the major focus in any tuckins are probably off the table?

J. Braxton Carter	A

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

So, it kind of gets to the question that came up earlier. The slide that we have taking the leverage to zero is just really aspirational. What you need to think about is we’ve got a fully funded business plan. And once we get through the cost to achieve unlock the synergies and with the scale benefits, we’re going to have massive flexibility to invest in adjacencies, new businesses, look at our shareholder return policies, et cetera. So, the short-term number one job is the network and getting the network done and putting our great companies together and the optionality is going to be wonderful going forward.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

And I guess, Ric, as we wrap up, listen, if you look at the reason we’re doing this, what’s going to be created, what the pre-cursor customer requirements are that we’re moving towards, and then you look at obviously we attack this, we get approval. We go toward the integration. You saw the financials that have resulted. Two things are clear. Those financials will allow us to continue to do things to broaden what customers want and customers’ requirements will continue to change.

So, the organic and inorganic evolution of this new company once put together is going to continue. So, I don’t want to start stating the future as to what’s going on. But if you think that these two companies will successfully come together and that’s the end, it’s certainly not the plan or the expectation that we have. I’ll focus on getting it approved and integrating and then continuing to create what customers want and need in the United States.

All right, is there some summary gratitude we’re going to say here or we just — operator, thank you for your patience. Everybody, thanks for joining us.  This is clearly just the start of a long conversation that we’re going to have about why this is great. Marcelo, I’ll turn to you for the end.

Marcelo Claure

Chief Executive Officer, Sprint Corporation

Thank you, John and thanks to the Sprint team and the T-Mobile team. It has been remarkable to work along the last few weeks together and putting this [indiscernible] on the portfolio together on the day that we committed to put it together. It’s been a little hard work, but now phase 2 begins. We’re just getting the regulatory approval which we feel very confident and then the fun part which is integration and all the synergies that we’re going to put together.

I’m going to repeat what I said, the reason why us at Softbank and Sprint are so excited is that there are very few mergers in history that you’re actually going to go build the world’s best product, you’re going to create new jobs, and you’re going to offer lower prices for consumers, so thank you.

John J. Legere	A

President, Chief Executive Officer, T-Mobile US, Inc.

Okay. Everybody, thank you very much.

Operator: Ladies and gentlemen, this concludes the T-Mobile Sprint merger announcement conference call. If you have any further questions, you may contact the Investor Relations or Media department. Thank you for your participation. You may now disconnect, and have a pleasant day.

The following is a transcript of an announcement video featuring John J. Legere (JJL), President and Chief Executive Officer of T-Mobile US, Inc., and Marcelo Claure (MC), Chief Executive Officer of Sprint Corporation, made in connection with the transaction:

JJL

Hey everybody! I’m back!

You know what these videos mean… it means I have big news to share!

MC

Actually… this time WE have big news to share!

That’s right. John and I are here together to share some incredibly important news for consumers and businesses across the country.

JJL

Today, we’re announcing that T-Mobile and Sprint have reached a definitive agreement to come together and form a new, stronger company.

A company that will supercharge the Un-carrier strategy and create robust competition and lower prices across wireless, video and broadband. A company that will create thousands of new American jobs and the ONLY company with the capacity to quickly create a broad and deep nationwide 5G network.

So, Marcelo and I wanted to talk to you about what this all means.

MC

That’s right, John. This is very important. Because 5G is coming.

And what happens in the first  few years of a new technology is crucial.

Look at 4G. The US led early with broad deployment. And that gave a generation of American innovators and entrepreneurs the opportunity to build services at scale.

Analysts estimate that America’s early 4G leadership added millions of jobs in this country and billions in US GDP. And in 5G, the stakes are even higher. Just to put this in perspective, the difference between 4G and 5G is the difference between black and white TV and color TV.

JJL

Global tech leadership for the next decade is at stake. And only The New T-Mobile will have the network and spectrum capacity to quickly create a broad and deep 5G network in the first few years of the 5G innovation cycle, the years that will determine if American firms lead or follow in the 5G digital economy. Listen, only T-Mobile and Sprint can do this together. We can’t do this separately. And neither can Verizon or AT&T nor any of the other new players. In fact, for Verizon and AT&T to build a truly nationwide 5G, they either have to kick customers off LTE — which would take years. Or build on their millimeter wave spectrum which, get this, would cost roughly 1.5 trillion dollars to cover the US nationwide. No one company has the breadth and depth of clear spectrum truly required to do this quickly except New T-Mobile. With Sprint’s incredible 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz and our other combined assets, together, we will build the highest capacity mobile network in US history. With 30X more capacity than T-Mobile today and speeds that are up to 100X faster. This is the kind of network needed to fuel the next wave of mobile internet innovation in the United States. And unleash the next generation of mobile internet super stars in the US just like we saw happen when 4G took off years ago! It is critically important that America and American companies lead in the 5G era. This will result in huge economic stimulus for the United States.

MC

And 5G will mean the combined company can create robust competition in wireless and beyond. Because in reality, this industry is no longer just 4 wireless companies.

Industry lines are blurring and wireless, video and broadband they’re all converging. AT&T is now the #1 TV provider in this country. Comcast entered wireless last year and added more postpaid phone customers than AT&T and Verizon combined! Charter is launching Spectrum Wireless this year. And more than 1 in 10 Americans already uses wireless as their only internet access. They have no home broadband at all. It’s not the big 4 any more, it’s the Big 7 or 8.

JJL

That’s right, and when it comes to 5G, it is not even a Big 7 or 8, it’s about zero to one, and creating the one company that can build a 5G network America needs in the early formative years of 5G. We plan to compete aggressively in this converged marketplace. Because this combined company will have the scale and resources to bring real competition and unmatched value across the United States and drive down prices — especially in rural America, for businesses and government customers, and in broadband. Did you know that the latest FCC figures from 2016 show that 51% of Americans have only 1 option for their broadband provider?

With nationwide 5G, we can end that and bring real competition and lower prices everywhere. And nowhere is that more important than rural America. In many of these communities, they already have very limited wireless choices usually between Dumb and Dumber or a myriad of other regional and MVNO players. We will change all that. We’ll build hundreds of stores and hire thousands of people to compete in rural America. And that’s going to create more choice and competition for millions of Americans in rural communities.

MC

And when it comes to business wireless, Verizon and AT&T have 4X the number of business and government customers than we do together. That’s a lot of businesses and governments paying too much for too little in wireless, and together, with Sprint’s enterprise capabilities and the new company’s combined resources, we can create a real alternative and give businesses and government customers real competition. And, the new company plans to hire more people to help us compete here, too.

JJL

Yep. And that is another reason this deal makes so much sense. Jobs! Let me be clear here:  The New T-Mobile will create thousands of jobs. From Day 1 and every year thereafter, we will employ more people than Sprint and T-Mobile do separately. This deal is a net creator of jobs. Period! Don’t take my word for it. We have a track record here. Five years ago, almost to this day, we merged with MetroPCS. Back then, people said it was bad for jobs, but fast forward to today, and 3X the number of people work on MetroPCS. That is our track record on job creation.

MC

And on top of that, the combined company will invest approximately 40 billion dollars in the business over the next three years. That is going to spur a huge wave of investment and economic stimulus, leading to the creation of thousands of new jobs. Plus, we’ll put more pressure on all of the competitors to invest more across wireless, video and broadband to try to keep up and do better for consumers. So, this deal will create thousands of new jobs in the short term. And drive the broader economy across the country in the longer term.

JJL

This is an exciting day. I can’t wait to bring the ultra-talented Sprint and T-Mobile teams together. If there’s one thing I’ve learned about the Sprint team in the last five years, it’s that they don’t stop either. They keep fighting and pushing. And I have a lot of respect for that. And can you imagine what kind of competitive force these two teams will be together? Verizon and AT&T and Comcast and the others better watch out!

MC

Because We Are Coming

JJL

And We Won’t Stop!

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a transcript of an employee announcement video featuring John J. Legere (JJL), President and Chief Executive Officer of T-Mobile US, Inc., and Marcelo Claure (MC), Chief Executive Officer of Sprint Corporation, made in connection with the transaction:

JJL

Team, we’ve got some awesome news to share that will benefit you and our customers and take the Un-carrier revolution to a whole new level. T-Mobile and Sprint have reached a definitive agreement to come together to accelerate the Un-carrier strategy and form a new, stronger company which will be called T-Mobile.  This transaction is about creating robust competition in the 5G era and quickly delivering the first nationwide 5G network with the capacity and performance to ensure America’s leadership position in the digital era and keep kicking the competitors’ asses! The New T-Mobile supercharges the Un-carrier strategy, creates thousands of new American jobs, and importantly, only The New T-Mobile will have the capacity to quickly create the first broad and deep nationwide 5G network.  When it comes to 5G, this is about going  from zero competitors in the market to one... us! Millions of Verizon and AT&T customers would need to be kicked off LTE to roll out nationwide 5G, which would take them years! It would cost them 1.5 trillion dollars to cover the continental United States with millimeter wave and they’d have to build 6 million sites to do it. That ain’t happening anytime soon. I told you last fall that we didn’t  have to do any deal we didn’t feel good about.  Well, this is a great deal for you, our company, and our customers. So, we’d be called T-Mobile.  Our color will be magenta. Of course, I will be the CEO, and I’m thrilled to share that Mike Sievert will be the president and chief operating officer of New T-Mobile.

MS

Thanks, John. I am fired up about what’s to come. It’s totally unprecedented. We’re going to build a network with more capacity and capability than any in history. The New T-Mobile will be the first company with a broad and  deep nationwide 5G network and it’s going to be a game changer. Our new supercharged Un-carrier will take on the big guys across wireless and cable like never before. That means better services and lower prices for the long haul because we’ll finally have the scale required to compete at a whole new level. Especially in rural America, for businesses in government and in broadband. So many parts of this country have been left behind for far too long and that’s about to change. Our team will be equipped better than ever before to compete both in wireless and in the rapidly converging services we’ll enter. If our competitors thought we’d fought hard before, just wait until they see what the supercharged Un-carrier does.

JJL

That brings us to another reason this deal is so great. Jobs! Contrary to what some who comment on our deal may say, I’m here to tell you that The New T-Mobile will create thousands of new jobs. We’ll expand customer service call centers creating new American jobs. I can’t wait to expand our world class care to Sprint customers.

We’ll build hundreds of new retail locations where previously neither T-Mobile nor Sprint existed. And we’ll invest big time in our business. The New T-Mobile plans to invest 40 billion dollars in our business over the next 3 years. 40 billion dollars! Rapidly deploying 5G and integrating our  networks will create thousands of new jobs as well. There will be all sorts of new opportunities at The New T-Mobile for you to grow and expand your career. All of this is a possibility because of you. Thank you! You are the ones that put our company into the position we’re in today. You built the network.  You created the offers and Un-carrier moves that have forever changed the wireless industry. And most importantly, it’s you that represents our company day in and day out helping customers.

MS

What makes this company special is our team and our culture. Our passion for customers, putting them first, treating them right, changing the rules of the industry in their favor. We’re customer obsessed, every single one of us. And that’s why the future is going to be even bigger and better than you ever imagined.

JJL

Now, this will take some time. The government will review and we expect this deal to close no later than the first half of 2019. In the meantime, it’s business as usual. So, be patient and stay focused and keep on doing exactly what you’ve been doing for the past 5 years. Listen to our customers and do what they tell us. We’re optimistic this will clear regulators but nothing is guaranteed. We’ll keep you updated on the process and timelines as we go.

MS

Today’s news is all about taking this fight on behalf of consumers and businesses to the next level and beyond. The next wave of mobile broadband is too important not to fight for and now we’re position to accelerate that fight for customers everywhere.

JJL

Verizon, AT&T, Comcast and the others better watch out, because we’re coming and

JJL + MS

We Won’t Stop!

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communications were made available by T-Mobile US, Inc. on Twitter:

Tweet:  Big News! @TMobile CEO @JohnLegere & @Sprint CEO @MarceloClaure just announced that our companies have reached an agreement to come together to form a new company - one that will deliver lower prices, better service + the FIRST & BEST 5G nationwide network! #5GForAll Details:

Vlog & https://allfor5g.com

The following communications were made available by T-Mobile US, Inc. on Facebook:

Facebook post:  Big news! @TMobile and @Sprint have reached an agreement to come together to form a new company — one that will bring competition, innovation, lower prices and the FIRST and BEST 5G nationwide network to US wireless consumers. Watch what our CEO, @JohnLegere has to say about it! #5GForAll Details here: AllFor5G.com

Vlog is embedded

The following communications were made available by John J. Legere, President and Chief Executive Officer of T-Mobile US, Inc., on Twitter:

Tweet:  <“UGH @TMobile has been pretty decent over the years. That will certainly end. Come on @JohnLegere”>

Are you kidding me?! No way! It’s only gonna get way better! Read up here…. https://allfor5g.com

https://twitter.com/That0therJeff/status/990630613156859904

Tweet:  <“I don’t usually retweet John Legere but when I do it’s because T-Mobile is doing something bad for consumers!”>

First of all, you should RT me all the time ;). Second, no company has a future if they don’t put customers first and we know that better than anyone!

https://twitter.com/RDR0b11/status/990627129225170944

Tweet:  <“No doubt that a merger with Sprint is smart business (adding spectrum, towers, customers), but it’s tough to argue New T-Mobile will retain much incentive to keep improving and offering better service at a reasonable price to consumers.”>

What?! Listen. We don’t say what we don’t mean. And we’re saying that customers will get better service with lower prices! More info here….. https://allfor5g.com

https://twitter.com/andrewmartonik/status/990633972479639553

Tweet:  <“@JohnLegere No! Please! Just left AT&T because of high prices and I don’t wanna leave T Mobile over this!”>

Nobody, especially me, wants you to leave T-Mobile!! We’re projecting costs will go down. All the info’s here, check it out. https://allfor5g.com

https://twitter.com/copsarecomin/status/990635366070804480

Tweet:  <“This is a big deal! Watch out @verizon and @ATT! Having 3 (@TMobile) and 4 (@sprint) join forces is going to make you have to be a bit more fair about prices and REALLY worry about that port out ratio! Congrats @JohnLegere!!”>

Thanks man! You’re totally right except it’s not just Dumb & Dumber that have to worry! Charter, Comcast and the rest, too… check it all out here! https://allfor5g.com

https://twitter.com/SethSpicer/status/990635001032134657

Tweet:  <“This could potentially be a good thing for consumers. T-Mobile and Sprint are both low-cost leaders. Also, T-Mobile gives easy international access for those who travel abroad while Sprint often features low prices/generous plans”>

Yep!!

https://twitter.com/themoneycoach/status/990636382019313664

Tweet:  <“Big news! @JohnLegere will you remain as CEO?”>

I’ll be CEO and @SievertMike will be President and COO. All the info’s here: https://allfor5g.com

https://twitter.com/mhmtkcn/status/990638312435146752

Tweet:  <“You can make a video about anything, it doesn’t mean it’s the truth. Lots of companies have made promises before few turned out to be true.”>

You must not’ve followed #Uncarrier news the last 5 yrs ;). We keep our promises!

https://twitter.com/dantivirus/status/990638162870505475

Tweet:  <“John & Marcelo - you talked heavy on consumer benefits. Is the combined company going to add competition in the SMB or enterprise market? #5GForAll”>

Yep! Many customers in America…. especially rural America… have one choice for broadband and we plan to change that AND get real competitive in the enterprise space. More info here… https://allfor5g.com

https://twitter.com/billho888/status/990639004696612865

Tweet:  <“Literally an entire screen of questions from @WaltBTIG that I’m trying to ignore - @JohnLegere”>

Well not forever ;)

https://twitter.com/ampressman/status/990642872100773888

Tweet:  <“More @JohnLegere how does the deal improve the companies’ position over cable companies or fixed wireless companies”>

TV is going mobile!! And with 5G, industry lines are gonna blur even more! Tons of details here if you want to check it out: https://allfor5g.com

https://twitter.com/LianaBaker/status/990642723521609728

https://twitter.com/ampressman/status/990642872100773888

Tweet:  <“@JohnLegere current T-Mobile subscriber here. But real talk, how is less choice & fewer options a “positive change for...consumers”?”>

We never do anything that’s not customer first. That’s how businesses go down. Plus wireless, Internet and video are all converging. Charter & Comcast are getting into wireless, ATT & VZ are in TV… it’s more competition for more competitors! More here… https://allfor5g.com

https://twitter.com/spicer/status/990639310461337602

Tweet:  #SlowCookerSunday is IN… and those of you who watched know I’m up to something and about to announce something MAJOR, that will impact the entire country. It’s tweetstorm time!!

Tweet:  I’m excited to announce that @TMobile & @Sprint have reached an agreement to come together to form a new company — a larger, stronger competitor that will be a force for positive change for all US consumers and businesses! Watch this & click through for details. <video webcard that links to newco website>

Title:  @TMobile and @Sprint to form new company for consumer benefit

Description: A combined @TMobile and @Sprint will create robust competition in the 5G era & deliver the FIRST and BEST nationwide 5G network & outstanding benefits to US consumers & businesses. #Allfor5G More here: <link to newsroom>

Tweet:  Let me reiterate what I’ve said time and time again — everything @TMobile does is for the benefit of customers - this move is no different. The New T-Mobile will supercharge the #uncarrier strategy for the entire country! More here: <graphic clicks through to microsite>

Tweet:  The New @TMobile will be the ONLY company able to bring a broad & deep nationwide 5G network — something no US wireless company could achieve alone in the critical early years of 5G. More here: <graphic clicks through to microsite>

Tweet:  With @Sprint’s incredible 2.5 GHz spectrum, @TMobile’s nationwide 600 MHz + our other combined assets… Together, we will build the highest-capacity mobile network in US history!! I’m talking 30X more capacity than T-Mobile today!! #5GForAll <graphic clicks through to microsite>

Tweet:  And our 5G will create competition in wireless and beyond! Industry lines are blurring — wireless, video, and broadband are all converging. @ATT  = #1 TV provider, Comcast added more postpaid < customers than @ATT & @Verizon combined last year… <graphic clicks through to microsite >

Tweet:  Charter is launching Spectrum Wireless this year... And more than 1 in 10 Americans already uses wireless as their ONLY Internet access — they have no home broadband at all. It’s not the big 4 any longer — it’s the Big 7 or 8. More: <graphic clicks through to microsite>

Tweet:  It’s critical that America lead the path to 5G, just as we did with 4G. The U.S. started rolling it out nationwide before almost anyone else, getting the tech into hands of innovators & entrepreneurs, and today 99.7% of Americans are covered by 4G LTE. Details: <graphic clicks through to microsite>

Tweet:  The result of early innovation in the 4G era? America led the global mobile economy for the last decade. The 4G era created some of the world’s most valuable companies - Uber, Snap, Venmo, Tinder, Netflix, Facebook — all businesses built in part on the mobile web. More here: <graphic clicks through to microsite>

Tweet:  Did I mention that 4G created billions in value and created countless new jobs! Just think what 5G will do, and with the #uncarrier at the helm — consumers win! This is about going from 0 to 1 5G providers. Details: <graphic clicks through to microsite>

Tweet:  In the first three years, The New @TMobile will be able to invest ~$40 BILLION in the company.  That’s nearly 50% more than both of us invested in the last three years. That’s also a wave of economic activity for the US. #Allfor5G Details: <graphic clicks through to microsite>

Tweet:  Think about it! By bringing the first and best 5G network to market, we’re accelerating the innovation it allows — disrupting industries & creating sustainable competition. And THAT means lower prices for consumers, new American businesses & tons of jobs created! #AllFor5G More here: <graphic clicks through to microsite>

Tweet:  Speaking of jobs — we can confidently say that from day one, The New @TMobile will always have more US employees on payroll than both standalone companies. Last year we added 27k jobs associated with our growth. And there’s no reason we can’t grow at the same rate! Details: <graphic clicks through to microsite>

Tweet:  Don’t believe me?? Believe history then. When @TMobile merged with @MetroPCS 5 years ago, people said it would be bad for jobs. Guess what? As of today, 3X the number of people who come to work for MetroPCS. THAT’S our track record. Here are the details: <graphic clicks through to microsite>

Tweet:  And I can’t wait to bring the ultra-talented @Sprint and @TMobile teams together. If there’s one thing I’ve learned about the Sprint team in the last five years, it’s that they don’t stop either. <graphic clicks through to microsite>

Tweet:  I’m excited to be leading The New @TMobile as CEO, with @SievertMike stepping up as President and COO. You know #WeWontStop fighting for competition, fighting for innovation, fighting for YOU — our customers. #AllFor5G Get all the details: <graphic clicks through to microsite>

The following communications were made available by John J. Legere, President and Chief Executive Officer of T-Mobile US, Inc., on Facebook:

Facebook post:  <“ John Legere what will this transition look like for current t-mobile employees?”>

Nothing will change for now, more details will be announced as the deal moves forward. Check out T-Nation for details!

https://www.facebook.com/JohnJLegere/videos/1812343435737867/?comment_id=1812356915736519&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

Facebook post:  <“ All I hear is Jobs jobs jobs this and that which is fantastic! But about service will it indeed improve? Me being a sprint customer have been on the verge to changing carrier”>

Of course service will improve! Gotta wait til the deal goes through all the regulatory approval, though, before we integrate our networks. We’ve got big plans and there’s a lot to it, so you might want to check out all the details here… https://allfor5g.com

https://www.facebook.com/JohnJLegere/videos/1812343435737867/?comment_id=1812395089066035&comment_tracking=%7B%22tn%22%3A%22R9%22%7D

Facebook post:  I’m excited to announce that @TMobile & @Sprint have reached an agreement to come together to form a new company — a company that will deliver the FIRST and BEST 5G network for US wireless consumers — bringing lower prices, more competition and more jobs! #AllFor5G! Watch this to understand all the benefits of this game-changing deal & click here for all the details: <link to newco site> <vlog/newsroom video card>

Title: @TMobile and @Sprint to form new company for consumer benefit

The following communications were made available by John J. Legere, President and Chief Executive Officer of T-Mobile US, Inc., on Instagram:

Instagram: Just announced some BIG news. @TMobile and @Sprint have reached an agreement to come together to form a new company — one that will deliver the FIRST and BEST 5G network for US wireless consumers! Scroll through to understand all the benefits and clink on the link in my bio for more details! #CEO #CEOlife #TMobile #Sprint #NewTMobile #TheNewTMobile #5G #Innovation #jobs #investing #customersfirst #uncarrier <60 sec video version>

The following communications were made available by J. Braxton Carter II, Chief Financial Officer and Executive Vice President of T-Mobile US, Inc., on Twitter:

Tweet:  Quote RT — John Legere

<“I’m excited to announce that @TMobile & @Sprint

have reached an agreement to come together to form a new company — a larger, stronger competitor that will be a force for positive change for all US consumers and businesses! Watch this & click through for details.”>

What exciting news. As a combined force, the New @TMobile will be able to achieve progress and momentum for our customers, country, and employees well beyond what either company could do individually. Key info: http://allfor5g.com

https://twitter.com/braxtoncarter/status/990624856235360256

Tweet:  In the 1st 3 yrs we plan to invest up to $40B into the network & business, a massive capital outlay that will fuel job growth at the New @TMobile & across related sectors. This is 46% more than @TMobile @Sprint spent combined in the past 3 yrs. Info below.

https://twitter.com/braxtoncarter/status/990625438333521921

Tweet:  That capital investment positions us to increase competitive pressure from ATT, VZ, Comast, Charter and others AND add new jobs. The New @TMobile will employ more people than @TMobile and @Sprint would separately. Key info below.

https://twitter.com/braxtoncarter/status/990626135711956993

Tweet:  I came from @MetroPCS 5 yrs ago and it’s been amazing. Our @TMobile @MetroPCS partnership has proven that our customer-first model works. With this new company, we will be able to compete at a new level benefiting every single stakeholder. Key info below.

https://twitter.com/braxtoncarter/status/990627445609873409

The following communications were made available by Neville Ray, Chief Technology Officer of T-Mobile US, Inc., on Twitter:

Tweet:  Quote RT — John Legere

<“I’m excited to announce that @TMobile & @Sprint

have reached an agreement to come together to form a new company — a larger, stronger competitor that will be a force for positive change for all US consumers and businesses! Watch this & click through for details.”>

There’s an urgent need to spark the 5G economy in the US and we couldn’t be more excited to build the first nationwide 5G network with the breadth and depth necessary to pave the way. Key info: https://allfor5g.com/

https://twitter.com/NevilleRay/status/990626547689181184

Tweet:  Quote RT — John Legere

5G will be transformational and it’s imperative that US leads 5G development. Only the New @TMobile will have the scale and capacity to remarkably accelerate nationwide 5G innovation and jobs in a way that will position the US as a 5G leader. Info below. https://allfor5g.com/

https://twitter.com/NevilleRay/status/990626548846706689

Tweet:  5G networks will need breadth & depth. Compared to @TMobile’s network today, the New @TMobile’s network is expected to deliver 15x faster speeds on avg nationwide by 2024, with many customers experiencing 100x faster speeds than early 4G. Info below. https://allfor5g.com/

https://twitter.com/NevilleRay/status/990626550402838528

Tweet:  With @Sprint’s 2.5GHz spectrum & @TMobile’s nationwide 600 MHz spectrum, and other combined assets, the New @TMobile plans to create the highest capacity mobile network in US history. And we’ve proven we can deploy fast! Key info below. https://allfor5g.com/

https://twitter.com/NevilleRay/status/990626552701370368

The following communications were made available by G. Michael Sievert, Chief Operating Officer of T-Mobile US, Inc., on Twitter:

Tweet:  Quote RT

<“I’m excited to announce that @TMobile & @Sprint

have reached an agreement to come together to form a new company — a larger, stronger competitor that will be a force for positive change for all US consumers and businesses! Watch this & click through for details.”>

Big, exciting news here! As a combined company, the New @TMobile can really accelerate MAJOR innovation and opportunity in the 5G era for US consumers, businesses, economy & jobs at a rate impossible to do individually. #5GForAll info here: http://www.AllFor5G.com

https://twitter.com/SievertMike/status/990623671436722176

Tweet:  The New @TMobile will be the ONLY one with the breadth & depth to build a true nationwide 5G network, forcing ATT, VZ, Comcast, Charter & the rest to invest more & faster, which will📈 US jobs & create significant growth opps for US businesses. Info below. http://www.AllFor5G.com

https://twitter.com/SievertMike/status/990625528246812672

Tweet:  Yrs ago, US companies like Uber took advantage of broadly deployed 4G to create early global leadership. The New @TMobile’s nationwide 5G network will be the only one able to quickly create the same ability nationwide for the next wave of smart tech. More: http://www.AllFor5G.com

https://twitter.com/SievertMike/status/990625528246812672

Tweet:  That kind of innovative leadership will boost US economic growth and lead to the creation of thousands of US jobs, including jobs at the New @TMobile. As we build a competitive force, we’ll be adding customer svc, retail & engineering jobs. Info below. http://www.AllFor5G.com

https://twitter.com/SievertMike/status/990625533322022912

Tweet:  .@TMobile’s worked hard to gain trust, loyalty & excitement and you can bet #WeWontStop! In fact, this will supercharge our #Uncarrier strategy with lower prices, unmatched value & more competition in wireless, video & broadband!! Info below. http://www.AllFor5G.com

https://twitter.com/SievertMike/status/990625535888801793

Tweet:  <“Sprint and T-Mobile are going to correctly say that their network will be bigger and better. What they WON’T say is that without each other as competitors, prices will be higher and higher.”>

What?! No way!! We’re STILL the #Uncarrier, after all!! We’re actually projecting more innovation, better service, etc. with LOWER prices. You know how we got to where we are today and we wouldn’t do this if it wasn’t to advance who we are!! More here. https://allfor5g.com

https://twitter.com/saschasegan/status/990626867391746048

Tweet:  <“ Bye, bye good T-Mobile customer service.”>

With all due respect, that’s not even close to right! The service we can create together will be unprecedented. Check out our customer service plans here! https://allfor5g.com

https://twitter.com/Delitrium/status/990636998212947969

Tweet:  <“The approval to merge with Sprint was approved, from what I am reading. Hopefully, your service won’t be negatively impacted.”>

The merger still has to go through the regulatory review process, but I can tell you we’re expecting huge improvements across the board!! And in the meantime, #WeWontStop either!! Full details here: https://allfor5g.com

https://twitter.com/Delitrium/status/990636998212947969

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-

Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communications by certain members of T-Mobile’s Government Affairs team, including Kathleen O’Brien Ham, Senior Vice President of Government Affairs, and certain paid consultants engaged by or working with T-Mobile’s Government Affairs team were made available on Twitter:

Kathleen O’Brien Ham:

Tweet:  RETWEET @marceloclaure: Fun times ahead #5GForAll @sprint @TMobile (Link)

Tweet:  RETWEET @GovInslee: WA continues its leadership in wireless telecom today with news that @TMobile is growing tech jobs in our state through proposed merger with Sprint. We’ll look forward to hearing more details regarding rural broadband and consumer choices. https://twitter.com/geekwire/status/990648185608536064 (Link)

Tweet:  Really excited about this announcement! The New T-Mobile is going to help usher in the era of 5G with the nation’s first and best NATIONWIDE 5G network #5GforAll http://www.allfor5g.com (Link)

Tweet:  Really excited about this announcement! The New T-Mobile is going to help usher in the era of 5G with the nation’s first and best NATIONWIDE 5G network #5GforAll http://www.allfor5g.com (Link)

Robert McDowell:

Tweet:  The combo of @TMobile and @sprint will provide a jolt for America to gain the lead in the race to 5G. #Asia and #Europe are determined to beat the US in #mobile and #IoT dominance. This deal will give US #economy the edge it needs to win & create #jobs  http://www.allfor5g.com (Link)

Tweet:  Hey @gigibsohn - you asked for an example about a merger creating jobs? 5 years ago @TMobile merged w @MetroPCS to compete in #4G  — a combo that created jobs: THREE TIMES the number of people work at @MetroPCS today than in 2013! For more data, see  http://www.allfor5g.com  (Link)

James K. Glassman:

Tweet:  The New @TMobile’s investment in its business, people and #innovation will motivate competitors to do the same, driving U.S. economic stimulus and creating jobs. More about the @TMobile and @Sprint announcement here http://www.allfor5g.com  #Competition #5GAmerica (Link)

Kevin Madden:

Tweet:  RETWEET @JerryMoran: As the nation seeks to continue its mission of closing the Digital Divide by bringing high-speed broadband access to rural America, I look forward to seeing Kansas maintain its leadership role as a telecommunications and technology destination for industry and workforce. (Link)

Tweet:  T-Mobile and Sprint’s pitch to DC: Good for America https://t.co/rwEyOcqh6s (Link)

Tweet:  RETWEET @SteveVockrodt: John Legere giving credit to tax reform for enabling Sprint T-Mobile deal: “Tax reform has had an impact, a positive impact, and it’s going to have a positive impact on what we’re going to do going forward.” (Link)

Tweet:  T-Mobile, Sprint CEOs say 5G makes the case for deal https://t.co/pj2xwH1cvC (Link)

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual

Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.